The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
File No. 333-162823
SUBJECT TO COMPLETION, DATED MARCH 15, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 30, 2009)

$250,000,000

Common Stock

We are offering           shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “FBC.” On March 12, 2010, the last reported sale price of our common stock on the NYSE was $0.78 per share.

Investing in our common stock involves risks.  You should carefully consider the risks described in “Risk Factors” on page S-12 of this prospectus supplement, page 2 of the accompanying prospectus, and the risks set forth under “Item 1A. Risk Factors” included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus supplement.

	Per Share	Total

Public offering price	$		$250,000,000.00
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Flagstar Bancorp, Inc.	$	$

The underwriters may also purchase up to an additional           shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities being offered are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the common stock will be made on or about          , 2010.

The date of this prospectus supplement is          , 2010.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. In the event that the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. None of us, the underwriters or any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus supplement or the accompanying prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus supplement does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement in those jurisdictions. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus supplement.

Unless the context of this prospectus supplement indicates otherwise, the terms “we,” “us,” “our,” the “Company” and “Flagstar” refer to Flagstar Bancorp, Inc. and our consolidated subsidiaries. We also refer to our wholly-owned subsidiary, Flagstar Bank, FSB, and Flagstar Capital Markets Corporation, its wholly-owned subsidiary, as the “Bank.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement. Examples of forward-looking statements include statements regarding our expectations, beliefs, plans, goals, objectives and future financial or other performance. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Except to fulfill our obligations under the United States securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made.

There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include:

•	General business and economic conditions, including unemployment rates, movements in interest rates, the slope of the yield curve, any increase in mortgage fraud and other criminal activity and the potential decline of housing prices in certain geographic markets, may significantly affect our business activities, loan losses, reserves and earnings;

S-ii

•	Volatile interest rates that impact, amongst other things, (i) the mortgage banking business, (ii) our ability to originate loans and sell assets at a profit, (iii) prepayment speeds and (iv) our cost of funds, could adversely affect earnings, growth opportunities and our ability to pay dividends to stockholders;

•	Our ability to raise additional capital;

•	Competitive factors for loans could negatively impact gain on loan sale margins;

•	Competition from banking and non-banking companies for deposits and loans can affect our growth opportunities, earnings, gain on sale margins and our market share;

•	Changes in the regulation of financial services companies and government-sponsored housing enterprises, and in particular, declines in the liquidity of the mortgage loan secondary market, could adversely affect business;

•	Changes in regulatory capital requirements or an inability to achieve desired capital ratios could adversely affect our growth and earnings opportunities and our ability to originate certain types of loans, as well as our ability to sell certain types of assets for fair market value; and

•	Factors concerning the implementation of proposed enhancements could result in slower implementation times than we anticipate and negate any competitive advantage that we may enjoy.

All of the above factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all such factors or to assess the effect of each such factor on our business.

Please also refer to “Risk Factors” herein, in the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference into this prospectus supplement, for further information on these and other factors affecting us.

Although we believe that the assumptions underlying the forward-looking statements contained herein, in the accompanying prospectus and in the documents incorporated by reference are reasonable, any of the assumptions could be inaccurate, and therefore any of these statements included in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein may prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, in the accompanying prospectus and in the documents incorporated by reference herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read the prospectus supplement and the accompanying prospectus, including “Risk Factors,” and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Flagstar Bancorp, Inc.

We are a Michigan-based savings and loan holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, the Bank, a federally chartered stock savings bank. At December 31, 2009, our total assets were $14.0 billion, making us the largest publicly held savings bank in the Midwest and one of the top 15 largest savings banks in the United States. We are considered a controlled company for New York Stock Exchange, or the NYSE, purposes because MP Thrift Investments, L.P., or MP Thrift, held approximately 80% of our voting common stock as of December 31, 2009 and approximately 89.5% as of January 31, 2010.

As a savings and loan holding company, we are subject to regulation, examination and supervision by the Office of Thrift Supervision, or the OTS, of the United States Department of the Treasury, or Treasury. The Bank is a member of the Federal Home Loan Bank of Indianapolis, or the FHLBI, and is subject to regulation, examination and supervision by the OTS and the Federal Deposit Insurance Corporation, or the FDIC. The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund, or the DIF.

We operate 165 banking centers (of which 30 are located in retail stores), including 114 located in Michigan, 24 located in Indiana and 27 located in Georgia. Through our banking centers, we gather deposits and offer a line of consumer and commercial financial products and services to individuals and small and middle market businesses. We also gather deposits on a nationwide basis through our website, FlagstarDirect.com, and provide deposit and cash management services to governmental units on a relationship basis throughout our markets. We leverage our banking centers and internet banking to cross sell other products to existing customers and increase our customer base. At December 31, 2009, we had a total of $8.8 billion in deposits, including $5.4 billion in retail deposits, $0.6 billion in government funds, $2.0 billion in wholesale deposits and $0.8 million in company-controlled deposits.

We also operated 23 stand-alone home loan centers located in 14 states, which originate one-to-four family residential mortgage loans as part of our retail home lending business. These offices employ approximately 174 loan officers. We also originate retail loans through referrals from our 165 retail banking centers, consumer direct call center and our website, flagstar.com. Additionally, we have wholesale relationships with more that 4,700 mortgage brokers and nearly 1,200 correspondents, which are located in all 50 states and serviced by 162 account executives. The combination of our retail, broker and correspondent channels gives us broad access to customers across diverse geographies to originate, fulfill, sell and service our first mortgage loan products. Our servicing activities primarily include collecting cash for principal, interest and escrow payments from borrowers, and accounting for and remitting principal and interest payments to investors and escrow payments to third parties. With over $32.3 billion in mortgage originations in 2009, we were ranked by industry sources as the 12th largest mortgage originator in the nation with a 1.6% market share.

Our earnings include net interest income from our retail banking activities, fee-based income from services we provide to our customers, and non-interest income from sales of residential mortgage loans to the secondary market, the servicing of loans for others and the sale of servicing rights related to mortgage loans serviced for others. Approximately 99.8% of our total loan production during 2009 represented mortgage loans that were collateralized by first or second mortgages on single-family residences and were eligible for sale through Fannie Mae, Freddie Mac and Ginnie Mae, or each an Agency or collectively the Agencies.

At December 31, 2009, we had 3,411 full-time equivalent salaried employees of which 336 were account executives and loan officers.

Business and Strategy

We, as with the rest of the mortgage industry and most other lenders, were negatively affected in recent years by increased credit losses from the weakening economy. Financial institutions continued to experience significant declines in the value of collateral for real estate loans and heightened credit losses, resulting in record levels of nonperforming assets, charge-offs, foreclosures and losses on disposition of the underlying assets. Moreover, liquidity in the debt markets remained low throughout 2009, further contributing to the decline in asset prices due to the low level of purchasing activity in the marketplace. Financial institutions also face heightened levels of scrutiny and capital and liquidity requirements from regulators.

We believe that despite the increased scrutiny and heightened capital and liquidity requirements, regulated financial institutions should benefit from reduced competition from unregulated entities that lack the access to and breadth of significant funding sources as well as the capital to meet the financing needs of their customers. We further believe that the business model of banking has changed and that full service regional banks will be well suited to take advantage of the changing market conditions.

To that end, we have made significant organizational changes in the past year, which include the appointment of Joseph P. Campanelli as President, Chief Executive Officer and Chairman of the Board, the appointment of several other new executive officers and the addition of new members to the board of directors. Mr. Campanelli has over 30 years of banking experience and played a key leadership role in the transformation of a $10 billion thrift to an $80 billion super community bank. Several other former members of that executive team have also joined us to work toward transforming the Bank into a full-service community bank with a disciplined mortgage banking operation.

We believe that our management team has the necessary experience to appropriately manage through the credit and operational issues that are presented in today’s challenging markets. We have put in place a comprehensive program to better align expenses with revenues, a strategic focus to maximize the value of our community banking platform, and a continued emphasis to invest in our position as one of the leading residential mortgage originators in the country.

We intend to continue to seek ways to maximize the value of our mortgage business while further limiting risk, with a critical focus on expense management, improving asset quality while minimizing credit losses, increasing profitability, and preserving capital. We expect to pursue opportunities to build our core deposit base through our existing branch banking structure and to serve the credit and non-credit needs of the business customers in our markets, as we diversify our businesses and risk through executing our business plan and transitioning to a full-service community banking model.

We recently identified five key strategies, as further described below, to guide our business: (1) grow assets through expanding into the small and medium-size business market; (2) grow core deposits through cross-selling and retention; (3) leverage our online mortgage origination platform, internet banking technology, and state-of-the-art core banking system; (4) capital preservation and future capital raises; and (5) new management to lead the transformation into a full-service community bank. We believe that our execution of these strategies will: (1) increase revenue generation, including fee and spread income; (2) improve operating effectiveness; (3) accelerate problem asset resolution and improve asset quality; (4) enhance corporate governance and compliance; and (5) position the operating platform and organizational structure to support growth and diversification. We believe this strategy is consistent with our business plan and with the Supervisory Agreements. See “— Recent Developments — Supervisory Agreements.”

Grow Assets through Expanding into Small and Medium-Size Business Markets.

Our main strategy is to leverage our existing branch network, extensive commercial experience and banking industry knowledge to provide commercial banking services to three primary target markets: (1) micro business market; (2) small business market and (3) middle market (including specialty lending). Products sold to these three market segments will include both credit and non-credit services. We believe our current retail bank branch footprints in Michigan, Indiana and Georgia provide a unique opportunity to leverage existing branches, which are well-maintained and in good locations to expand beyond our historical focus of residential mortgage loan origination. Market research indicates that there are approximately 500,000 small business customers within a five-mile area of our bank branches, none of which is currently a significant customer of ours. To optimize this opportunity, we plan to implement a small business customer acquisition strategy, reinvigorate retail and consumer banking, focus our commercial strategy on profitable growth and manage portfolios to optimize value. We also plan to expand our share of the customer’s wallet by providing non-credit services and strategic alliances, including merchant, credit card, consumer/commercial and cash management services. In addition, we plan to assess opportunities to expand our existing footprint into other markets that we believe to be underserved.

Grow Core Deposits through Cross-Selling and Retention.

Improve cross-sell ratios.  We have introduced a new initiative to increase cross-sell ratios and new customer acquisition through the introduction of new lending products at our banking centers. We believe that offering new lending products will increase relationship profitability and customer retention.

Improve customer satisfaction.  We believe that we have enhanced the customer experience through industry leading underwriting turn times, philosophy of one call resolution, robust customer training initiatives, and paperless execution.

Leverage Our Online Mortgage Origination Platform, Internet Banking Technology, and State-of-the-Art Core Banking System.

Focus on leveraging competitive strengths.  We continue to explore opportunities to capitalize on the evolving market place with a focus on maximizing profitability by leveraging our competitive strengths such as the best-in-class paperless origination platform and our market position as a leading provider of warehouse lines of credit and cash management services to qualified wholesale correspondents.

Core banking system conversion.  In February 2010, the Bank converted to a new core banking system, which now enables the Bank to support both retail and commercial business development and growth in a customer-focused fashion as a key part of the Bank’s plan to diversify its revenue generation capability by capitalizing on its broad customer base. The system’s open architecture and relational database technology supports a single integrated system, providing the Bank with the functionality to compete with larger institutions without having to maintain multiple systems. On an immediate basis, the system provides all the banking centers with the capability to shorten account opening times and improve cross-sell capabilities and overall relationship management.

The new system also provides a relational database core processing solution intended to provide the Bank with a competitive edge in operational efficiency and relationship management. The system presents a customer-level view rather than the traditional account-level view and thus enables the Bank to manage total customer relationships — not just individual accounts.

The new system, which affects teller systems, ATM machines, online banking, item processing, wire transfers and other key banking services, is scalable to handle significant growth in number of transactions and types of product offerings.

Focus on current mortgage banking operations.  Our strategy for 2010 includes focusing on our current mortgage banking operations, and in particular our relationships with the Agencies, which have allowed us to generate significant income from the sale of loans throughout our history and especially in the year ended December 31, 2009. This earnings capability from our sale of loans far exceeds our net interest income generated from our banking operation and has provided us with the ability, in part, to absorb the credit losses that we are experiencing in the current recessionary environment.

Capital Preservation and Future Capital Raises.

Our goals include capital preservation through engaging in additional capital raises to improve capital levels and managing expenses and credit losses to reduce erosion of capital.

Management of troubled assets.  We have taken measures to mitigate risk and resolve potential loss situations arising from the industry-wide credit issues. In recent years, we have incurred substantial credit costs related to asset quality issues. However, our balance sheet contains a significant seasoned “static pool” as loans have not been originated for investment since 2007. To address the asset quality issues in this static pool, we have taken various steps, including increasing resources and oversight over loss mitigation, realignment of quality control and fraud management departments, and establishing customized workout strategies. Over the last 12 months, our commercial lending division has hired workout specialists and developed processes to focus on the workout of commercial real estate problems by comprehensively addressing the credit aspects of the portfolio, especially those in workout or loans which have been foreclosed upon and thereby converted into real-estate owned. We are committed to improving the quality of assets and are continually reviewing our portfolios with a focus on aggressively pursuing resolutions of non-performing loans. With respect to our commercial real estate portfolio, we are focused on minimizing our exposure by closely monitoring existing commercial loan relationships, proactively anticipating deteriorating commercial loan relationships, and taking decisive and appropriate action, legal or otherwise, on a consistent basis.

Future capital raises.  In addition to the actions above, we may also attempt to raise additional capital pursuant to offerings of our equity securities. We may attempt to do so through private and public offerings. All or substantially all of the proceeds of any such offering would be available for general corporate purposes including contribution to the capital of the Bank.

Aggressively manage costs.  We continue to make it a priority to identify cost savings opportunities by: (1) obtaining value for the materials, goods and services purchased; (2) centralizing and optimizing project management; (3) reviewing systems to document and address opportunities to improve processing capability and reduce operating expenses; and (4) improving productivity by reviewing tasks performed in each area and eliminating redundancy.

Minimize default risk exposure.  We are working to better leverage our centralized platform, training initiatives, and automated fraud detection tools to minimize default risk exposure and achieve targeted performance levels.

Diversification of assets and management of concentration limits.  We will expand our product offerings in order to diversify our income streams as well as establish and maintain appropriate risk profile concentration limits for each asset type. For example, our mortgage banking business provides us with significant earning potential, but also results in the accumulation of mortgage servicing rights that require significant capital and are highly sensitive to interest rate risk and hedging costs. Accordingly, we have actively sought sales and other opportunities to maintain our concentration of the mortgage servicing rights portfolio at levels that we believe to be appropriate given our various risk profiles and capital position.

New Management to Lead Transformation.

Recruit and retain highly competent personnel.  We have successfully recruited key executives with deep product knowledge and industry experience to enhance our management team in connection with the implementation of our new organizational structure and business strategy. In connection with our expansion in existing markets, we are training banking staff to acquire micro market business and establishing a centralized underwriting capability. Additionally, we expect to form regional small business and commercial banking teams that would be augmented by hiring additional staff where needed.

Commitment to compliance.  We are committed to an effective compliance management strategy that reduces risk, promotes operational efficiencies, and fosters high quality customer service. Our compliance management strategy focuses on the fundamental components of a compliance program including system operations, monitoring, assessment, accountability, response and training. In December 2009, we hired a Chief Risk Officer to oversee and continue the development of our enterprise risk management structure.

Branch banking opportunities.  We continue to review the performance of our network of banking centers on an ongoing basis and will continue to evaluate individual locations for their potential to grow and contribute to our profitability. While we opened four banking centers during 2009, we also closed 14 banking centers, all but two of which were in-store branches, and we closed three branches in 2010. We believe that the reduction of banking centers will not affect our strategy to promote diversified asset growth through the banking center branch network.

Management Team

To facilitate timely and successful execution of our business strategy, we have emphasized the development of our executive leadership team. Our executive officers are highly experienced and accomplished with a record of leading and operating large financial institutions. Their collective experiences include managing both banking and mortgage operations and retail and commercial franchises, expense reductions and control, comprehensive underwriting and credit management experience across multiple asset classes, asset workout and dispositions, the creation of high performing sales cultures, acquisitions and large scale integrations, and producing sustained financial results within a conservative risk framework and an efficient cost structure.

We believe that our executive team has a significant competitive advantage because most of its members have worked together for numerous years and have executed acquisition, integration and conversion strategies as a team at large-scale, complex banking institutions.

Our executive officers include:

•	JOSEPH P. CAMPANELLI, 53, has served as President and Chief Executive Officer since September 2009 and Chairman of the Board since November 2009. Mr. Campanelli was President and Chief Executive Officer and a member of the board of directors of Sovereign Bancorp, Inc. and Sovereign Bank until September 30, 2008, where he oversaw nearly 750 community banking centers and 12,000 team members. Mr. Campanelli originally joined Sovereign in 1997 when it acquired Fleet Financial Group’s automotive finance group, which was headed by Mr. Campanelli. He became President and Chief Operating Officer of Sovereign’s New England Division in 1999 when Sovereign acquired 268 branches that Fleet Financial Group divested after its merger with Bank Boston Corp. Mr. Campanelli played an active role in the branch acquisition and integration, which at the time was the largest branch and business divestiture in United States banking history. Mr. Campanelli played a key leadership role in the transformation of Sovereign from a $10 billion thrift to an $80 billion super community bank. Prior to his employment by Sovereign, Mr. Campanelli spent nearly 20 years serving in a variety of senior and executive positions, overseeing commercial and community activities and problem asset resolution, with both Fleet Financial Group and Shawmut Bank. He began his banking career in Hartford, Connecticut in 1979. In his over 30 years experience, Mr. Campanelli has served in a variety of senior and executive positions and has a history of successfully managing through a variety of economic conditions, with a track record of leading transformational change.

•	SALVATORE J. RINALDI, 55, has served as Executive Vice President and Chief of Staff since October 2009. Mr. Rinaldi was Executive Vice President and Chief of Staff of Sovereign Bancorp, Inc. until February 2009. Mr. Rinaldi joined Sovereign in August 1998 and, served in a variety of senior positions including managing all acquisitions and major system conversions for the organization. Mr. Rinaldi oversaw the integration of the Fleet/Bank Boston branches for Sovereign. At Sovereign, Mr. Rinaldi also managed the post-acquisition integration of nine financial institutions with asset sizes ranging from $250 million to $15 billion, and converted most major systems for the company. Additionally, Mr. Rinaldi managed most corporate and special projects initiatives for Sovereign and supervised the IT, Operations and Administrative functions. Prior to Sovereign, Mr. Rinaldi worked for

25 years in the banking industry, during which he held a number of senior and executive positions at Fleet Bank, Shawmut Bank and Connecticut National Bank.

•	PAUL D. BORJA, 49, has served as Executive Vice President since May 2005 and Chief Financial Officer since June 2005. Mr. Borja has worked with the banking industry for more than 25 years, including as an audit and tax CPA with a Big 4 accounting firm and others from 1982 through 1990 specializing in financial institutions. He also practiced as a banking, corporate, tax and securities attorney in Washington DC from 1990 through 2005, where he assisted with or managed mergers and acquisitions of banks and thrifts, structured the corporate and tax aspects of mergers ranging in asset size from $50 million to $13 billion, managed initial public offerings and public and private secondary offerings of debt and equity, provided bank regulatory advice and assisted with accounting standard interpretations and reviews of financial processes. Mr. Borja is also a member of the board of directors of the Federal Home Loan Bank of Indianapolis and serves as vice chairman of the board’s Finance Committee.

•	TODD MCGOWAN, 46, has served as Executive Vice-President and Chief Risk Officer since December 2009. Mr. McGowan has over 20 years experience in performing compliance audits and improving performance for many Fortune 500 public and private companies in the financial services and manufacturing industries. From 1998 until 2009, Mr. McGowan was a Partner with Deloitte & Touche LLP, and, among other things, developed and implemented Sarbanes-Oxley compliance programs, developed and managed internal audits of Sarbanes-Oxley compliance programs, implemented enterprise risk management programs, and developed risk assessment techniques and risk mitigation strategies for financial institutions ranging in size from $500 million to $20 billion in Michigan and Ohio.

•	MATTHEW A. KERIN, 55, has served as Executive Vice President and Managing Director, Consumer Banking & Specialty Groups, since November 2009. Mr. Kerin has more than twenty years experience in banking, most recently having served as Executive Vice-President and Managing Director, Corporate Specialties at Sovereign Bank. He was responsible for mortgage banking, home equity underwriting and credit cards, auto finance, capital markets, private banking, investment sales cash management, trade finance and government banking. Prior to joining Sovereign in 2006, Mr. Kerin held executive operating and administrative positions with Columbia Management, the investment management arm of Bank of America and FleetBoston. Previously, he was Executive Vice-President and Managing Director, Corporate Strategy & Development at FleetBoston and FleetBank where he was involved in the development and execution of corporate strategic initiatives, the corporate merger and acquisition program, and the Project Management Office for numerous large acquisitions. Prior to Fleet, Mr. Kerin held senior management roles at Shawmut Bank and Hartford National Bank, including mergers and acquisitions, real estate workout, corporate finance and investment banking. Throughout his career, Mr. Kerin has successfully overseen several billion dollars of transactions involving the purchase and sale of a wide variety of businesses, assets and deposits. He began his financial services career at Hartford National Bank in 1986.

•	ALESSANDRO DINELLO, 55, has served as Executive Vice President and Head of Retail Banking since 1995. In that role, Mr. DiNello grew the bank branch network from five locations, principally in outstate Michigan, to 175 locations throughout Michigan and Indiana and in the north Atlanta, Georgia area, all on a de novo basis. Included in this expansion was the development of an in-store banking platform, principally in partnership with Wal-Mart in all three States. Mr. DiNello was also responsible for forming a Government Banking group that has competed very effectively in both Michigan and Indiana, as well as an Internet Banking group that has competed effectively on a national basis. Prior to serving as our Head of Retail Banking, Mr. DiNello served as President of Security Savings Bank, which in 1996 was merged with First Security Savings Bank to form Flagstar Bank. Mr. DiNello began his employment with Security Savings Bank in 1979. He was instrumental in converting Security from a mutual to a stock organization in 1984, and in 1994, he was instrumental in negotiating the sale of Security to First Security at a price that resulted in a return of almost 600% to Security’s charter stockholders. He also served as a Bank Examiner with the Federal Home Loan Bank Board from 1976 through 1979. Mr. DiNello serves on the board of directors of the Michigan Banker’s Association and represents it on the American Banker’s Association’s Government Relations Administrative Committee.

•	MARSHALL SOURA, 70, has served as Executive Vice-President and Director of Corporate Services since October 2009. Mr. Soura has over 40 years of banking industry experience, most recently as Chairman of the Board and Chief Executive Officer of Sovereign Bank’s Mid-Atlantic Division and Executive Vice-President with responsibility for all retail and commercial banking operations in the Mid-Atlantic Division until September 2008. Previously at Sovereign, Mr. Soura served as Executive Vice-President and Managing Director of the Global Solutions Group and Marketing Department overseeing the cash management, international trade banking, government banking, financial institutions and strategic alliances business units. Prior to joining Sovereign, Mr. Soura served in a variety of executive positions at BankBoston, BankOne, Bank of America and Girard Bank (Mellon Bank East).

•	MATTHEW I. ROSLIN, 42, has served as Chief Legal Officer of the Bank since April 2004, Executive Vice President since 2005 and Chief Administrative Officer since 2009. Prior to joining the Bank, Mr. Roslin was Executive Vice President, Corporate Development of MED3000 Group, Inc., a privately held healthcare management company that he joined in 1996 as its General Counsel. During his tenure with MED3000, Mr. Roslin served on the board of directors and helped transition the company from a virtual startup to a national healthcare management company with over 1,700 employees and operations in 14 states. Prior to joining MED3000, Mr. Roslin practiced corporate law at Jones Day and Dewey Ballantine from 1991 through 1997, with a focus on mergers and acquisitions in the health care, retail and financial services industries, ranging in asset size of up to $30 billion.

Our management team has long standing relationships with leading bankers and industry experts, including senior commercial and small business officers and retail and consumer banking professionals. We believe that the management team can be leveraged to bring in expertise as well as to give us immediate access to key skill sets and quality customers.

Recent Developments

Supervisory Agreements.  On January 27, 2010, we and the Bank each entered into a supervisory agreement with the OTS, or the Supervisory Agreements. We and the Bank have taken numerous steps to comply with, and intend to comply in the future with, all of the requirements of the Supervisory Agreements. We believe we developed our business plan to reflect the terms and requirements of the Supervisory Agreements and that the business plan thereby provides us with the flexibility to execute our strategy, including achieving our goals of asset growth, expanding our network of full service branches with a comprehensive range of product offerings, and originating consumer and commercial loans to small and middle market businesses. The Supervisory Agreements will remain in effect until terminated, modified, or suspended in writing by the OTS, and the failure to comply with the Supervisory Agreements could result in the initiation of further enforcement action by the OTS, including the imposition of further operating restrictions.

Capital Investment.  In light of the operational challenges we have recently faced, our management team has developed and will continue to aggressively pursue a capital plan that is intended to bolster the Bank’s capital ratios. Our capital plan contemplates taking steps that would strengthen our capital position in the short term and position us to build and diversify our business.

On December 31, 2009, we commenced a rights offering of up to 704,234,180 shares of common stock. Pursuant to the rights offering, each stockholder of record as of December 24, 2009 received 1.5023 non-transferable subscription rights for each share of common stock owned on the record date which entitled the holder to purchase one share of common stock at the subscription price of $0.71. On January 27, 2010, MP Thrift purchased 422,535,212 shares of common stock for approximately $300 million through the exercise of its rights received pursuant to the rights offering. During the rights offering, stockholders other than MP Thrift also exercised their rights and purchased 806,950 shares of common stock. In the aggregate, we issued 423,342,162 shares of common stock in the rights offering for approximately $300.6 million. The rights expired on February 8, 2010. Subsequent to the rights offering, MP Thrift held approximately 89.5% of our outstanding voting common stock.

On January 30, 2009, MP Thrift made its initial equity investment in us through its acquisition of 250,000 shares of Series B convertible participating voting preferred stock for $250 million. Upon receipt of stockholder approval, such preferred shares converted automatically at $0.80 per share into 312.5 million shares of common stock. Pursuant to an agreement between MP Thrift and us dated January 30, 2009, MP Thrift subsequently invested an additional $100 million through (1) a $50 million purchase of our convertible preferred stock in February 2009, and (2) a $50 million purchase of our trust preferred securities in June 2009. The convertible preferred shares were subsequently converted into 62.5 million shares of common stock. The trust preferred securities are convertible into our common stock at the option of MP Thrift on April 1, 2010 at a conversion price of 90% of the volume weighted-average price per share of our common stock during the period from February 1, 2009 to April 1, 2010, subject to a price per share minimum of $0.80 and maximum of $2.00. If the trust preferred securities are not converted, they will remain outstanding perpetually unless redeemed by us at any time after January 30, 2011.

On January 30, 2009, we also received from the Treasury an investment of $266.7 million for 266,657 shares of Series C fixed rate cumulative non-convertible perpetual preferred stock and a warrant to purchase up to approximately 64.5 million shares of our common stock at an exercise price of $0.62 per share. This investment was through the Emergency Economic Stabilization Act of 2008 (initially introduced as the Troubled Asset Relief Program, or TARP). The preferred stock pays cumulative dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter, and the warrant is exercisable over a 10 year period.

Pro Forma Capital Ratios.  At December 31, 2009, the Bank had regulatory capital ratios that categorized the Bank as “well-capitalized” pursuant to regulatory standards, with ratios of 6.19% for Tier 1 capital and 11.68% for total risk-based capital. Upon receipt of the $300 million equity investment from MP Thrift on January 27, 2010 as part of our rights offerings, we immediately invested the entire amount into the Bank to further improve its capital level and to fund lending activity. Had the Bank received the $300 million at December 31, 2009, the Bank’s regulatory capital ratios would have been 8.16% for Tier 1 capital and 15.28% for total risk-based capital.

Corporate Information

Our principal executive office is located at 5151 Corporate Drive, Troy, Michigan 48098. Our telephone number is (248) 312-2000. Our website address is www.flagstar.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or any other document we file with or furnish to the Securities and Exchange Commission, or the SEC.

The Offering

For a more complete description of the terms of the common stock being offered by this prospectus supplement and the accompanying prospectus, see “Description of Our Capital Stock” in the accompanying prospectus.

The Company	Flagstar Bancorp, Inc., a Michigan corporation.

Common stock offered by us	Shares.

Common stock outstanding after this offering (l)	Shares.

Use of Proceeds	We estimate our net proceeds from this offering to be approximately $237,500,000, or approximately $273,125,000 if the underwriters exercise their overallotment option in full, in each case after deducting 5% (estimated) for underwriters’ discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering for general corporate purposes, which may include support for organic and opportunistic growth.

Listing	Our common stock is listed for trading on the NYSE under the symbol “FBC.”

(1)	Based on 895,004,151 shares outstanding on March 12, 2010. Unless otherwise indicated, the number of outstanding shares in this prospectus supplement excludes, as of March 12, 2010: shares of common stock issuable pursuant to the exercise of the underwriters’ over-allotment option, 64,513,790 shares issuable upon exercise of warrants to purchase common stock held by Treasury, 11,111,401 shares issuable upon warrants to purchase common stock held by other investors, up to 62,500,000 shares issuable upon conversion of certain of our trust preferred securities, and 22,551,835 shares underlying awards granted under our 2006 Equity Incentive Plan.

Risk Factors

See “Risk Factors” in this prospectus supplement and the accompanying prospectus and “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K, as the same may be updated from time to time by filings under the Exchange Act that we incorporate by reference herein and in the accompanying prospectus, for a discussion of or reference to important factors you should consider carefully in deciding whether to invest in our common stock.

Summary Selected Consolidated Financial Information

The following tables set forth selected consolidated financial information for us as of and for each of the years in the five-year period ended December 31, 2009, which has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. You should read the following selected consolidated financial information in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus supplement.

	For The Years Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands except per share data and percentages)

Summary of Consolidated Statements of Operations
Interest Income	$689,338	$777,997	$905,509	$800,866	$708,663
Interest Expense	477,798	555,472	695,631	585,919	462,393
Net Interest Income	211,540	222,525	209,878	214,947	246,270
Provision for Loan Losses	(504,370)	(343,963)	(88,297)	(25,450)	(18,876)
Net Interest (Loss) Income After Provision for Loan Losses	(292,830)	(121,438)	121,581	189,497	227,394
Non-Interest Income	523,286	130,123	117,115	202,161	159,448
Non-Interest Expense	672,126	432,052	297,510	275,637	262,887
(Loss) Earnings Before Federal Income Tax Provision	(441,670)	(423,367)	(58,814)	116,021	123,955
Provision (Benefit) for Federal Income Taxes	55,008	(147,960)	(19,589)	40,819	44,090
Net (Loss) Earnings	(496,678)	(275,407)	(39,225)	75,202	79,865
Preferred Stock Dividends/Accretion	(17,124)	—	—	—	—
Net (Loss) Earnings Attributable to Common Stock	$(513,802)	$(275,407)	$(39,225)	$75,202	$79,865
(Loss) Earnings Per Share
Basic	$(1.62)	$(3.82)	$(0.64)	$1.18	$1.29
Diluted	$(1.62)	$(3.82)	$(0.64)	$1.17	$1.25
Dividends Per Common Share	$—	$—	$0.35	$0.60	$0.90
Dividend Payout Ratio	—	—	N/M	51%	70%

	As of The Years Ended December 31,
	2009	2008		2007	2006	2005
	(Dollars in thousands except per share data and percentages)

Summary of Consolidated Statements of Financial Condition
Total Assets	$14,013,331	$14,203,657		$15,791,095	$15,497,205	$15,075,430
Mortgage-Backed Securities Held to Maturity	—	—		1,255,431	1,565,420	1,414,986
Loans Receivable, net	9,684,412	10,566,801		11,645,707	12,128,480	12,349,865
Mortgage Servicing Rights	652,374	520,763		413,986	173,288	315,678
Total Deposits	8,778,469	7,841,005		8,236,744	7,623,488	8,521,756
FHLBI Advances	3,900,000	5,200,000		6,301,000	5,407,000	4,225,000
Security Repurchase Agreements	108,000	108,000		108,000	990,806	1,060,097
Long-term Debt	300,182	248,660		248,685	207,472	207,497
Stockholders’ Equity(1)	596,724	472,293		692,978	812,234	771,883
Other Financial and Statistical Data
Tangible Capital Ratio	6.19%	4.95%		5.78%	6.37%	6.26%
Core Capital Ratio	6.19%	4.95	%(2)	5.78%	6.37%	6.26%
Total Risk-Based Capital Ratio	11.68%	9.10	%(2)	10.66%	11.55%	11.09%
Equity-to-Assets Ratio (at the end of the period)	4.26%	3.33%		4.39%	5.24%	5.12%
Equity-to-Assets Ratio (average for the period)	5.15%	4.86%		4.71%	5.22%	5.07%
Book Value Per Share	$0.70	$5.65		$11.50	$12.77	$12.21
Shares Outstanding	468,771	83,627		60,271	63,605	63,208
Average Shares Outstanding	317,656	72,153		61,152	63,504	62,128
Mortgage Loans Originated or Purchased	$32,330,658	$27,990,118		$25,711,438	$18,966,354	$28,244,561
Other Loans Originated or Purchased	44,443	316,471		981,762	1,241,588	1,706,246
Loans Sold and Securitized	32,326,643	27,787,884		24,255,114	16,370,925	23,451,430
Mortgage Loans Serviced for Others	56,521,902	55,870,207		32,487,337	15,032,504	29,648,088
Capitalized Value of Mortgage Servicing Rights	1.15%	0.93%		1.27%	1.15%	1.06%
Interest Rate Spread-Consolidated	1.54%	1.71%		1.33%	1.42%	1.74%
Net Interest Margin-Consolidated	1.55%	1.67%		1.40%	1.54%	1.82%
Interest Rate Spread-Bank Only	1.58%	1.76%		1.39%	1.41%	1.68%
Net Interest Margin-Bank Only	1.65%	1.78%		1.50%	1.63%	1.88%
Return on Average Assets	(3.24)%	(1.83)%		(0.24)%	0.49%	0.54%
Return on Average Equity	(62.87)%	(37.66)%		(5.14)%	9.42%	10.66%
Efficiency Ratio	91.5%	122.5%		91.0%	66.1%	64.8%
Net Charge Off Ratio	4.20%	0.79%		0.38%	0.20%	0.16%
Ratio of Allowance to Investment Loans	6.79%	4.14%		1.28%	0.51%	0.37%
Ratio of Non-Performing Assets to Total Assets	9.24%	5.97%		1.91%	1.03%	0.98%
Ratio of Allowance to Non-Performing Loans	48.9%	52.1%		52.8%	80.2%	60.7%
Number of Banking Centers	165	175		164	151	137
Number of Home Loan Centers	23	104		143	76	101

(1)	Includes preferred stock totaling $243,781 for 2009, no other year includes preferred stock.

(2)	On January 30, 2009, we raised additional capital amounting to $523 million through a private placement and the TARP Capital Purchase Program. As a result of the capital received, the OTS provided the Bank with written notification that the Bank’s capital category at December 31, 2008, remained “well capitalized.”

Note: N/M — not meaningful.

RISK FACTORS

Investing in the offered securities described in this prospectus supplement involves risks, many of which are beyond our control. You should carefully consider the risks discussed herein and in the accompanying prospectus and in the other documents incorporated by reference herein and therein. In addition, you should carefully consider all of the other information included herein and in the accompanying prospectus or incorporated by reference into herein or therein, including our financial statements and related notes, in evaluating an investment in our securities. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Risks Related to Our Company

Market, Interest Rate and Liquidity Risk

Our business has been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally.

The financial services industry has recently been materially and adversely affected by significant declines in the values of nearly all asset classes and by a significant and prolonged period of negative economic conditions. This was initially triggered by declines in the values of subprime mortgages, but spread to virtually all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes. The United States economy has continued to be adversely affected by these events as shown by increased unemployment across most industries, increased delinquencies and defaults on loans. There is also evidence of “strategic defaults” on loans, which are characterized by borrowers that appear to have the financial means to satisfy the required mortgage payments as they come due but choose not to do so because the value of the assets securing their debts (such as the value of a house securing a residential mortgage) may have declined below the amount of the debt itself. Further, there are several states, such as California, in which many residential mortgages are effectively non-recourse in nature or in which statutes or regulations cause collection efforts to be unduly difficult or expensive to pursue. There are also a multitude of commercial real estate loans throughout the United States that mature in 2010 and 2011, and declines in commercial real estate values nationwide could prevent refinancing of the debt and thereby result in an increase in delinquencies, foreclosures and nonperforming loans, as well as further reductions in asset values. The decline in asset values to date has resulted in considerable losses to secured lenders, such as the Bank, that historically have been able to rely on the underlying collateral value of their loans to be minimize or eliminate losses. There can be no assurance that property values will stabilize or improve and if they continue to decline, there can be no assurance that the Bank will not continue to incur significant credit losses.

Market conditions have also led to the failure or merger of a number of the largest financial institutions in the United States and global marketplaces. Financial institution failures or near-failures have resulted in further losses as a consequence of defaults on securities issued by them and defaults under bilateral derivatives and other contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, cause rating agencies to lower credit ratings, and otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in central bank borrowing rates and other government actions. Banks and other lenders have suffered significant losses and often have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral.

In response to market conditions, governments, regulators and central banks in the United States and worldwide took numerous steps to increase liquidity and restore investor confidence but asset values have continued to decline and access to liquidity remains very limited.

Overall, during fiscal 2009 and for the foreseeable future, the business environment has been extremely adverse for our business and there can be no assurance that these conditions will improve in the near term. Until they do, we expect our results of operations to be adversely affected.

Defaults by another larger financial institution could adversely affect financial markets generally.

The commercial soundness of many financial institutions may be closely interrelated as a result of credit or other relationships between and among institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as banks with which we interact on a daily basis, and therefore could adversely affect us.

If we cannot effectively manage the impact of the volatility of interest rates our earnings could be adversely affected.

Our main objective in managing interest rate risk is to maximize the benefit and minimize the adverse effect of changes in interest rates on our earnings over an extended period of time. In managing these risks, we look at, among other things, yield curves and hedging strategies. As such, our interest rate risk management strategies may result in significant earnings volatility in the short term because the market value of our assets and related hedges may be significantly impacted either positively or negatively by unanticipated variations in interest rates. In particular, our portfolio of mortgage servicing rights and our mortgage banking pipeline are highly sensitive to movements in interest rates.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans made to others and investments and the rates we pay for deposits and other sources of funds. Our profitability also depends in substantial part on the volume of loan originations and the related fees received from our mortgage banking operations. Our net interest margin and our volume of mortgage originations will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Historically, net interest margin and the mortgage origination volumes for the Bank and for other financial institutions have widened and narrowed in response to these and other factors. Also, our volume of mortgage originations will also depend on the mortgage qualification standards imposed by the Agencies such that if their standards are tightened, our origination volume could be reduced. Our goal has been to structure our asset and liability management strategies to maximize the benefit of changes in market interest rates on our net interest margin and revenues related to mortgage origination volume. However, we cannot give any assurance that a sudden or significant change in prevailing interest rates will not have a material adverse effect on our operating results.

There exists a natural counterbalance of our loan production and servicing operations. Increasing long-term interest rates may decrease our mortgage loan originations and sales. Generally, the volume of mortgage loan originations is inversely related to the level of long-term interest rates which is directly related to the value of our servicing operations. During periods of low long-term interest rates, a significant number of our customers may elect to refinance their mortgages (i.e., pay off their existing higher rate mortgage loans with new mortgage loans obtained at lower interest rates). Our profitability levels and those of others in the mortgage banking industry have generally been strongest during periods of low and/or declining interest rates, as we have historically been able to sell the resulting increased volume of loans into the secondary market at a gain. We have also benefited from periods of wide spreads between short- and long-term interest rates. During much of 2009, the interest rate environment was quite favorable for mortgage loan originations and sales, in large part due to government intervention through the purchase of mortgage-backed securities that facilitated a low-rate interest rate environment for the residential mortgage market. In addition, there were wide spreads between short- and long-term interest rates for much of 2009, resulting in higher profit margins on loan sales than in prior periods. There can be no assurance that these conditions will continue and a change in these conditions could have a material adverse effect on our operating results.

When interest rates fluctuate, repricing risks arise from the timing difference in the maturity and/or repricing of assets, liabilities and off-balance sheet positions. While such repricing mismatches are fundamental to our business, they can expose us to fluctuations in income and economic value as interest rates vary. Our interest rate risk management strategies do not completely eliminate repricing risk.

A significant number of our depositors are believed to be rate sensitive. Because of the interest rate sensitivity of these depositors, there is no guarantee that in a changing interest rate environment we will be able to retain all funds in these accounts.

Current and further deterioration in the housing market, as well as the number of programs that have been introduced to address the situation by government agencies and government sponsored enterprises, may lead to increased costs to service loans which could affect our margins or impair the value of our mortgage servicing rights.

The housing and the residential mortgage markets have experienced a variety of difficulties and changed economic conditions. In response, federal and state government, as well as the Agencies, have developed a number of programs and instituted a number of requirements on servicers in an effort to limit foreclosures and, in the case of the Agencies, to minimize losses on loans that they guarantee or own. These additional programs and requirements may increase operating expenses or otherwise change the costs associated with servicing loans for others, which may result in lower margins or an impairment in the expected value of our mortgage servicing rights.

Current and further deterioration in the housing and commercial real estate markets may lead to increased loss severities and further increases in delinquencies and non-performing assets in our loan portfolios. Consequently, our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our reserves.

Approximately 94.3% of our loans held for investment portfolio as of December 31, 2009 was comprised of loans collateralized by real estate in which we were in the first lien position. A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence or control.

As with most lending institutions, we maintain an allowance for loan losses to provide for probable and inherent losses in our loans held for our investment portfolio. Our allowance for loan losses may not be adequate to cover actual credit losses, and future provisions for credit losses could adversely affect our business, financial condition, results of operations, cash flows and prospects. The allowance for loan losses reflects our estimate of the probable and inherent losses in our portfolio of loans at the relevant statement of financial condition date. Our allowance for loan losses is based on prior experience as well as an evaluation of the risks in the current portfolio, composition and growth of the portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. Moreover, our regulators may require revisions to our allowance for loan losses, which may have an adverse effect on our earnings and financial condition.

Recently, the housing and the residential mortgage markets have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the loss severities of loans in default, and the net realizable value of real estate owned.

Changes in the fair value or ratings downgrades of our securities may reduce our stockholders’ equity, net earnings or regulatory capital ratios.

At December 31, 2009, $0.6 billion of our securities were classified as available-for-sale. The estimated fair value of our available-for-sale securities portfolio may increase or decrease depending on market conditions. Our securities portfolio is comprised primarily of fixed rate securities. We increase or decrease stockholders’ equity by the amount of the change in the unrealized gain or loss (difference between the estimated fair value and the amortized cost) of our available-for-sale securities portfolio, net of the related tax benefit, under the category of accumulated other comprehensive income/loss. Therefore, a decline in the estimated fair value of this portfolio will result in a decline in reported stockholders’ equity, as well as book value per common share and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold, the decrease may be recovered over the life of the securities.

We conduct a periodic review and evaluation of the securities portfolio to determine if the decline in the fair value of any security below its cost basis is other-than-temporary. Factors which we consider in our analysis include, but are not limited to, the severity and duration of the decline in fair value of the security, the financial condition and near-term prospects of the issuer, whether the decline appears to be related to issuer conditions or general market or industry conditions, our intent and ability to retain the security for a period of time sufficient to allow for any anticipated recovery in fair value and the likelihood of any near-term fair value recovery. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience. If we deem such decline to be other-than-temporary related to credit losses, the security is written down to a new cost basis and the resulting loss is charged to earnings as a component of non-interest income.

We have, in the past, recorded other than temporary impairment, or OTTI, charges. We continue to monitor our securities portfolio as part of our ongoing OTTI evaluation process. No assurance can be given that we will not need to recognize OTTI charges related to securities in the future.

The capital that we are required to hold for regulatory purposes is impacted by, among other things, the securities ratings. Therefore, ratings downgrades on our securities may have a material adverse effect on our risk-based regulatory capital.

Certain hedging strategies that we use to manage our investment in mortgage servicing rights may be ineffective to offset any adverse changes in the fair value of these assets due to changes in interest rates and market liquidity.

We invest in mortgage servicing rights to support our mortgage banking strategies and to deploy capital at acceptable returns. The value of these assets and the income they provide tend to be counter-cyclical to the changes in production volumes and gain on sale of loans that result from changes in interest rates. We also enter into derivatives to hedge our mortgage servicing rights to offset changes in fair value resulting from the actual or anticipated changes in prepayments and changing interest rate environments. The primary risk associated with mortgage servicing rights is that they will lose a substantial portion of their value as a result of higher than anticipated prepayments occasioned by declining interest rates. Conversely, these assets generally increase in value in a rising interest rate environment to the extent that prepayments are slower than anticipated. Our hedging strategies are highly susceptible to prepayment risk, basis risk, market volatility and changes in the shape of the yield curve, among other factors. In addition, our hedging strategies rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedging strategies do not adequately mitigate the impact of changes in interest rates or prepayment speeds, we may incur losses that would adversely impact our earnings.

Our ability to borrow funds, maintain or increase deposits or raise capital could be limited, which could adversely affect our liquidity and earnings.

Our access to external sources of financing, including deposits, as well as the cost of that financing, is dependent on various factors including regulatory restrictions. Many of these factors depend upon market perceptions of events that are beyond our control, such as the failure of other banks or financial institutions. Other factors are dependent upon our results of operations, including but not limited to material changes in operating margins; earnings trends and volatility; funding and liquidity management practices; financial leverage on an absolute basis or relative to peers; the composition of the consolidated statement of financial condition and/or capital structure; geographic and business diversification; and our market share and competitive position in the business segments in which we operate. The material deterioration in any one or a combination of these factors could result in a downgrade of our credit or servicer ratings or a decline in our financial reputation within the marketplace and could result in our having a limited ability to borrow funds, maintain or increase deposits (including custodial deposits for our agency servicing portfolio) or to raise capital.

Our ability to make mortgage loans and fund our investments and operations depends largely on our ability to secure funds on terms acceptable to us. Our primary sources of funds to meet our financing needs include loan sales and securitizations; deposits, which include custodial accounts from our servicing portfolio and brokered deposits and public funds; borrowings from the FHLBI or other federally backed entities; borrowings from investment and commercial banks through repurchase agreements; and capital-raising activities. If we are unable to maintain any of these financing arrangements, are restricted from accessing certain of these funding sources by our regulators, or are unable to arrange for new financing on terms acceptable to us, or if we default on any of the covenants imposed upon us by our borrowing facilities, then we may have to reduce the number of loans we are able to originate for sale in the secondary market or for our own investment or take other actions that could have other negative effects on our operations. A sudden and significant reduction in loan originations that occurs as a result could adversely impact our earnings, financial condition, results of operations and future prospects. There is no guarantee that we will able to renew or maintain our financing arrangements or deposits or that we will be able to adequately access capital markets when or if a need for additional capital arises.

Regulatory Risk

Our business is highly regulated and the regulations applicable to us are subject to change.

The banking industry is extensively regulated at the federal and state levels. Insured depository institutions and their holding companies are subject to comprehensive regulation and supervision by financial regulatory authorities covering all aspects of their organization, management and operations. The OTS is the primary regulator of the Bank and its affiliated entities. In addition to its regulatory powers, the OTS also has significant enforcement authority that it can use to address banking practices that it believes to be unsafe and unsound, violations of laws, and capital and operational deficiencies. The FDIC also has significant regulatory authority over the Bank and may impose further regulation at its discretion for the protection of the DIF. Such regulation and supervision are intended primarily for the protection of the insurance fund and for our depositors and borrowers, and are not intended to protect the interests of investors in our common stock. Further, the Bank’s business is affected by consumer protection laws and regulation at the state and federal level, including a variety of consumer protection provisions, many of which provide for a private right of action and pose a risk of class action lawsuits. In the current environment, it is likely that there will be significant changes to the banking and financial institutions regulatory regime in light of the recent performance of and government intervention in the financial services industry, and it is not possible to predict the impact of such changes on our results of operations. Changes to statutes, regulations or regulatory policies, changes in the interpretation or implementation of statutes, regulations or policies are continuing to become subject to heightened regulatory practices, requirements or expectations, and/or the implementation of new government programs and plans could affect us in substantial and unpredictable ways. Among other things, such changes, as well as the implementation of such changes, could subject us to additional costs, constrain our resources, limit the types of financial services and products that we may offer, increase the ability of nonbanks to offer competing financial services and products, and/or reduce our ability to effectively hedge against risk.

We and the Bank are subject to the restrictions and conditions of the Supervisory Agreements with the OTS. Failure to comply with the Supervisory Agreements could result in further enforcement action against us, which could negatively affect our results of operations and financial condition.

We and the Bank entered into Supervisory Agreements with the OTS on January 27, 2010, which require that the Bank and we separately take certain actions. While we believe that we have taken numerous steps to comply with, and intend to comply in the future with, all of the requirements of the Supervisory Agreements, failure to comply with the Supervisory Agreements in the time frames provided, or at all, could result in additional enforcement orders or penalties from our regulators, which could include further restrictions on the Bank’s and our business, assessment of civil money penalties on the Bank, as well as its directors, officers and other affiliated parties, termination of deposit insurance, removal of one or more officers and/or directors and the liquidation or other closure of the Bank. Such actions, if initiated, could have a material adverse effect on our operating results and liquidity.

Increases in deposit insurance premiums and special FDIC assessments will adversely affect our earnings.

Beginning in late 2008 and continuing in 2009, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the deposit insurance fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounted to five basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. The FDIC assessment is also based on risk categories, with the assessment rate increasing as the risk the financial institution poses to the DIF increases. Any increases resulting from our movement within the risk categories could increase our deposit insurance costs and negatively impacted our earnings. In addition, the FDIC may impose additional emergency special assessments which will adversely affect our earnings.

We are subject to heightened regulatory scrutiny with respect to bank secrecy and anti-money laundering statutes and regulations.

In recent years, regulators have intensified their focus on the USA PATRIOT Act’s anti-money laundering and Bank Secrecy Act compliance requirements. There is also increased scrutiny of our compliance with the rules enforced by the Office of Foreign Assets Control. In order to comply with regulations, guidelines and examination procedures in this area, we have been required to revise policies and procedures and install new systems. We cannot be certain that the policies, procedures and systems we have in place are flawless. Therefore, there is no assurance that in every instance we are in full compliance with these requirements.

Operational Risk

We depend on our institutional counterparties to provide services that are critical to our business. If one or more of our institutional counterparties defaults on its obligations to us or becomes insolvent, it could have a material adverse affect on our earnings, liquidity, capital position and financial condition.

We face the risk that one or more of our institutional counterparties may fail to fulfill their contractual obligations to us. Our primary exposures to institutional counterparty risk are with third-party providers of credit enhancement on the mortgage assets that we hold in our investment portfolio, including mortgage insurers and financial guarantors, issuers of securities held on our consolidated statement of financial condition, and derivatives counterparties. Counterparty risk can also adversely affect our ability to sell mortgage servicing rights in the future. The challenging mortgage and credit market conditions have adversely affected, and will likely continue to adversely affect, the liquidity and financial condition of a number of our institutional counterparties, particularly those whose businesses are concentrated in the mortgage industry. One or more of these institutions may default in its obligations to us for a number of reasons, such as changes in financial condition that affect their credit ratings, a reduction in liquidity, operational failures or insolvency. Several of our institutional counterparties have experienced ratings downgrades and liquidity constraints. These and other key institutional counterparties may become subject to serious liquidity problems that, either temporarily or permanently, negatively affect the viability of their business plans or reduce their access to funding sources. The financial difficulties that a number of our institutional counterparties are currently experiencing may negatively affect the ability of these counterparties to meet their obligations to us and the amount or quality of the products or services they provide to us. A default by a counterparty with significant obligations to us could result in significant financial losses to us and could have a material adverse effect our ability to conduct our operations, which would adversely affect our earnings, liquidity, capital position and financial condition. In addition, a default by a counterparty may require us to obtain a substitute counterparty which may not exist in this economic climate and which may, as a result, cause us to default on our related financial obligations.

We use estimates in determining the fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation.

A portion of our assets are carried on our consolidated statement of financial condition at fair value, including our mortgage servicing rights, certain mortgage loans held for sale, trading assets, available-for-sale securities, and derivatives. Generally, for assets that are reported at fair value, we use quoted market prices or internal valuation models that utilize observable market data inputs to estimate their fair value. In certain cases, observable market prices and data may not be readily available or their availability may be diminished due to market conditions. We use financial models to value certain of these assets. These models are complex and use asset specific collateral data and market inputs for interest rates. We cannot assure you that the models or the underlying assumptions will prove to be predictive and remain so over time, and therefore, actual results may differ from our models. Any assumptions we use are complex as we must make judgments about the effect of matters that are inherently uncertain and actual experience may differ from our assumptions. Different assumptions could result in significant declines in valuation, which in turn could result in significant declines in the dollar amount of assets we report on our consolidated statement of financial condition.

Our home equity lines of credit, or HELOCs, funding reimbursements have been negatively impacted by loan losses.

Two of our securitizations involving HELOCs have experienced more losses than originally expected. As a result, the note insurer relating thereto determined that the status of such securitizations should be changed to “rapid amortization.” Accordingly, we are no longer being reimbursed by the issuers of those securitizations for draws that we are required to fund under the HELOC loan documentation until after the issuer expenses and noteholders are paid in full (of which an aggregate $43.1 million is outstanding as of December 31, 2009) and the note insurer is reimbursed for any amounts owed. Consequently, this status change may result in us not receiving reimbursement for all funds that we have advanced to date or that we may be required to advance in the future. As of December 31, 2009, we had advanced a total of $78.4 million of funds under these arrangements, which we refer to as “transferors’ interests.” Our potential future funding obligations are dependent upon a number of factors specified in our HELOC loan agreements, which obligations as of December 31, 2009 are $37.0 million after excluding unfunded commitment amounts that have been frozen or suspended by us pursuant to the terms of such loan agreements. We continually monitor the credit quality of the borrowers to ensure that they meet their original obligations under their HELOCs, including with respect to the collateral value. During the fourth quarter 2009, we determined that the transferor’s interests had deteriorated to the extent that, under accounting guidance ASC Topic 450, Contingencies, a liability was required to be recorded. During the period, we recorded a liability of $7.6 million to reflect the expected liability arising from losses on future draws associated with this securitization, of which $7.3 million remained at December 31, 2009. There can be no assurance that we will not suffer additional losses on the transferors’ interests or that additional liabilities will not be recorded.

Our secondary market reserve for losses could be insufficient.

We currently maintain a secondary market reserve, which is a liability on our consolidated statement of financial condition, to reflect our best estimate of expected losses that we have incurred on loans that we have sold or securitized into the secondary market and must subsequently repurchase or with respect to which we must indemnify the purchasers because of violations of customary representations and warranties. Increases to this reserve for current loan sales reduce our net gain on loan sales, with adjustments to our previous estimates recorded as an increase or decrease to our other fees and charges. The level of the reserve reflects management’s continuing evaluation of loss experience on repurchased loans, indemnifications, and present economic conditions, among other things. The determination of the appropriate level of the secondary market reserve inherently involves a high degree of subjectivity and requires us to make significant estimates of repurchase risks and expected losses. Both the assumptions and estimates used could be inaccurate, resulting in a level of reserve that is less than actual losses. If additional reserves are required, it could have an adverse effect on our consolidated statements of financial condition and results of operations.

Our home lending profitability could be significantly reduced if we are not able to resell mortgages.

Currently, we sell a substantial portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, we are dependent upon (1) the existence of an active secondary market and (2) our ability to profitably sell loans or securities into that market.

Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by the Agencies and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including the Agencies, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly effect the activity of such government-sponsored enterprises could, in turn, adversely affect our operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the United States government. Although to date, the conservatorship has not had a significant or adverse effect on our operations, it is currently unclear whether further changes would significantly and adversely affect our operations. In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the Agencies and other institutional and non-institutional investors. Our ability to remain eligible may also depend on having an acceptable peer-relative delinquency ratio for Federal Housing Administration, or FHA, loans and maintaining a delinquency rate with respect to Ginnie Mae pools that are below Ginnie Mae guidelines. In the case of Ginnie Mae pools, the Bank has repurchased delinquent loans to maintain compliance with the minimum required delinquency ratios. Although these loans are typically insured as to principal by FHA, such repurchases increase our capital and liquidity needs, and there can be no assurance that we will have sufficient capital or liquidity to continue to purchase such loans out of the Ginnie Mae pools.

Any significant impairment of our eligibility with any of the Agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time-to-time by the sponsoring entity which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

Our holding company is dependent on the Bank for funding of obligations and dividends.

As a holding company without significant assets other than the capital stock of the Bank, our ability to service our debt or preferred stock obligations, including payment of interest on debentures issued as part of capital raising activities using trust preferred securities and payment of dividends on the preferred stock we issued to the Treasury, is dependent upon available cash on hand and the receipt of dividends from the Bank on such capital stock. The declaration of dividends by the Bank on all classes of its capital stock is subject to the discretion of the board of directors of the Bank and to applicable regulatory limitations, including prior approval of the OTS under its Supervisory Agreement with the OTS. If the earnings of our subsidiaries are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to service our debt or our preferred stock obligations, which could have a material adverse effect on our financial condition and results of operations. Furthermore, the OTS has the authority, and under certain circumstances the duty, to prohibit or to limit the payment of dividends by the holding companies they supervise, including us.

We may be exposed to other operational and reputational risks.

We are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees, customers or outsiders, unauthorized transactions by employees or operational errors. Negative public opinion can result from our actual or alleged conduct in activities, such as lending practices, data security, corporate governance, and may damage our reputation. Additionally, actions taken by government regulators and community organizations may also damage our reputation. This negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action.

Our dependence upon automated systems to record and process our transaction volume poses the risk that technical system flaws, poor implementation of systems or employee errors or tampering or manipulation of those systems could result in losses and may be difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are beyond our control (for example, computer viruses, electrical or telecommunications outages). We are further exposed to the risk that our third party service providers may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors as we are). These disruptions may interfere with service to our customers and result in a financial loss or liability.

General Risks

Our management team may not be able to successfully execute our revised business strategy.

A significant number of our executive officers, including our Chairman and Chief Executive Officer, have been employed by us for a relatively short period of time. In addition, several of our non-employee directors have been appointed to the board of directors since the beginning of 2009. Since joining us, the newly constituted management team has devoted substantial efforts to significantly change our business strategy and operational activities. There is no assurance that these efforts will prove successful or that the management team will be able to successfully execute upon the revised business strategy and operational activities.

The potential loss of key members of senior management or the inability to attract and retain qualified relationship managers in the future could affect our ability to operate effectively.

We depend on the services of existing senior management to carry out our business and investment strategies. As we expand and as we continue to refine and reshape our business model, we will need to continue to attract and retain additional senior management and recruit qualified individuals to succeed existing key personnel that leave our employ. In addition, as we continue to grow our business and plan to continue to expand our locations, products and services, we will need to continue to attract and retain qualified banking personnel. Competition for such personnel is especially keen in our geographic market areas and competition for the best people in most businesses in which we engage can be intense. In addition, as a TARP recipient, the American Recovery and Reinvestment Act of 2009 limits the amount of incentive compensation that can be paid to certain executives. The effect could be to limit our ability to attract and retain senior management in the future. If we are unable to attract and retain talented people, our business could suffer. The loss of the services of any senior management personnel, and, in particular, the loss for any reason, including death or disability of our Chairman and Chief Executive Officer or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our consolidated results of operations, financial condition and prospects.

The network and computer systems on which we depend could fail or experience a security breach.

Our computer systems could be vulnerable to unforeseen problems. Because we conduct part of our business over the Internet and outsource several critical functions to third parties, our operations will depend on our ability, as well as that of third-party service providers, to protect computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in operations could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of Internet banking depends substantially on widespread adoption of the Internet for general commercial and financial services transactions. If another provider of commercial services through the Internet were to suffer damage from physical break-in, security breach or other disruptive problems caused by the Internet or other users, the growth and public acceptance of the Internet for commercial transactions could suffer. This type of event could deter our potential customers or cause customers to leave us and thereby materially and adversely affect our business, financial condition and results of operations.

We could experience a disproportionate impact from continued adverse economic conditions because our loans are geographically concentrated in only a few states.

A significant portion of our mortgage loan portfolio is geographically concentrated in certain states, including California, Michigan, Florida, Washington, Colorado, Texas and Arizona, which collectively represent approximately 68.7% of our mortgage loans held for investment balance at December 31, 2009. In addition, 52.9% of our commercial real estate loans are in Michigan. Continued adverse economic conditions in these few markets could cause delinquencies and charge-offs of these loans to increase, likely resulting in a corresponding and disproportionately large decline in revenues and an increase in credit risk.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

General business, economic and political conditions may significantly affect our earnings.

Our business and earnings are sensitive to general business and economic conditions in the United States. These conditions include short-term and long-term interest rates, inflation, recession, unemployment, real estate values, fluctuations in both debt and equity capital markets, the value of the United States dollar as compared to foreign currencies, and the strength of the United States economy, as well as the local economies in which we conduct business. If any of these conditions worsen, our business and earnings could be adversely affected. For example, business and economic conditions that negatively impact household incomes could decrease the demand for our home loans and increase the number of customers who become delinquent or default on their loans; or, a rising interest rate environment could decrease the demand for loans.

In addition, our business and earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States, and the perception of those policies by the financial markets. The Federal Reserve’s policies influence both the financial markets and the size and liquidity of the mortgage origination market, which significantly impacts the earnings of our mortgage lending operation and the value of our investment in mortgage servicing rights and other retained interests. The Federal Reserve’s policies and perceptions of those policies also influence the yield on our interest-earning assets and the cost of our interest-bearing liabilities. Changes in those policies or perceptions are beyond our control and difficult to predict and could have a material adverse effect on our business, results of operations and financial condition.

We are a controlled company that is exempt from certain NYSE corporate governance requirements.

Our common stock is currently listed on the NYSE. The NYSE generally requires a majority of directors to be independent and requires audit, compensation and nominating committees to be composed solely of independent directors. However, under the rules applicable to the NYSE, if another company owns more than 50% of the voting power of a listed company, that company is considered a “controlled company” and exempt from rules relating to independence of the board of directors and the compensation and nominating committees. We are a controlled company because MP Thrift beneficially owns more than 50% of our outstanding voting stock. A majority of the directors on the compensation and nominating committees are affiliated with MP Thrift. While a majority of our directors are currently independent, MP Thrift has the right, if exercised, to designate a majority of the directors on the board of directors. Our stockholders do not have, and may never have, all the protections that these rules are intended to provide. If we become unable to continue to be deemed a controlled company, we would be required to meet these independence requirements and, if we are not able to do so, our common stock could be delisted from the NYSE.

Our controlling stockholder has significant influence over us, including control over decisions that require the approval of stockholders, whether or not such decisions are in the best interests of other stockholders.

MP Thrift beneficially owns a substantial majority of our outstanding common stock and as a result, has control over our decisions to enter into any corporate transaction and also the ability to prevent any transaction that requires the approval of our board of directors or the stockholders regardless of whether or not other members of our board of directors or stockholders believe that any such transactions are in their own best interests. So long as MP Thrift continues to hold a majority of our outstanding common stock, it will have the ability to control the vote in any election of directors and other matters being voted on, and continue to exert significant influence over us.

The results of the stress test that we have conducted using the SCAP methodology may be incorrect and may not accurately predict potential losses on our assets, our future revenue to offset such losses or the impact on us if the condition of the economy were to continue to deteriorate more than assumed.

In May 2009, the Federal Reserve announced the results of the Supervisory Capital Assessment Program, or the SCAP, commonly referred to as the “stress test,” of the near-term capital needs of the 19 largest

U.S. banks. Under the SCAP methodology, financial institutions were required to maintain Tier 1 common equity at or above 4% of risk weighted assets. Although we were not subject to the Federal Reserve review under the SCAP, we conducted our own analysis of our capital position as of December 31, 2009, using many of the same methodologies of the SCAP. Although our analysis concluded that we will maintain sufficient Tier 1 common equity under a SCAP methodology, there can be no assurance that the analysis is correct. In addition, while we believe we applied appropriate assumptions in performing the analysis, the SCAP methodology may not accurately predict potential losses on our assets and the underlying assumptions of our future revenue to offset such losses may be inaccurate. Moreover, the results of the stress test may not accurately reflect the impact on us if economic conditions are materially different than our assumptions.

Risks Related to Our Common Stock

We may be required to raise capital at terms that are materially adverse to our stockholders, if it is available at all.

We suffered losses in excess of $513.0 million and $275.0 million during 2009 and 2008, respectively, and as a result, our stockholders’ equity and regulatory capital declined. During 2008, 2009 and early 2010, we raised capital at terms that were significantly dilutive to our stockholders. There can be no assurance that we will not suffer additional losses or that additional capital will not otherwise be required for regulatory or other reasons. In those circumstances, we may be required to obtain additional capital to maintain our regulatory capital ratios at the highest, or “well capitalized,” level. Such capital raising could be at terms that are dilutive to existing stockholders and there can be no assurance that any capital raising we undertake would be successful given the current level of disruption in financial markets.

Our issuance of additional capital stock or debt securities, whether or not convertible, may reduce the market price for shares of our common stock and dilute the ownership interests of existing stockholders.

We cannot predict the effect, if any, that future sales of our capital stock or debt securities, or the availability of our securities for future sale, will have on the market price of shares of our common stock. Sales of substantial amounts of our common stock or preferred stock, or debt securities convertible into or exercisable or exchangeable for common stock in the public market, or the perception that such sales might occur, could negatively impact the market price of our common stock and the terms upon which we may obtain additional equity financing in the future. The issuance of any additional shares of our common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock, including purchasers of common stock in this offering.

If we do not meet the NYSE continued listing requirements, our common stock may be delisted.

On September 15, 2009, we were notified by the NYSE that we did not satisfy one of the NYSE’s standards for continued listing applicable to our common stock. The NYSE noted specifically that we were “below criteria” for the NYSE’s price criteria for common stock because the average closing price of our common stock was less than $1.00 per share over a consecutive 30-trading-day period. The NYSE’s price criteria standard requires that any listed security trade at a minimum average closing share price of $1.00 during any consecutive 30-trading-day period. Under the NYSE’s rules, in order to cure the deficiency for this continued listing standard, our common stock share price and the average share price over a consecutive 30-trading-day period both must exceed $1.00 within six months following receipt of the non-compliance notice. The delisting of our common stock may significantly affect the ability of investors to trade our shares and negatively affect the value and liquidity of our common stock. The delisting may have other negative results, including the potential loss of confidence by employees and the loss of institutional investor interest in our common stock and our ability to execute on our business plan. However, we have responded to the NYSE with a notice of our intent to cure the current deficiency, in which we noted that we will consider a reverse stock split promptly following our next annual meeting of stockholders that will enable us to be in compliance with the price requirement. During the cure period and subject to compliance with NYSE’s other continued listing standards, we believe that our common stock will continue to be listed on the NYSE.

The liquidity of our common stock and market capitalization could be adversely affected by our proposed reverse stock split.

We will propose a reverse split of our common stock to be considered at our next annual meeting of stockholders to cure the deficiency in the NYSE’s standards for continued listing. If approved by our stockholders and our board of directors, a reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in our price per share and overall market capitalization. If the per share market price does not increase proportionately as a result of the reverse split, then our value as measured by our market capitalization will be reduced, perhaps significantly.

The trading volume in our common stock is less than that of other financial services companies.

Our common stock is listed on the NYSE under the symbol “FBC.” The average daily trading volume for shares of our common stock is less than larger financial institutions. During the twelve months ended March 12, 2010, the average daily trading volume for our common stock was approximately one million shares. As a result, sales of our common stock may place significant downward pressure on the market price of our common stock. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

Future dividend payments and common stock repurchases may be further restricted.

Under the terms of the TARP, for so long as any preferred stock issued under the TARP remains outstanding, we are prohibited from increasing dividends on our common stock, and from making certain repurchases of equity securities, including our common stock, without the Treasury’s consent until the third anniversary of the Treasury’s investment or until the Treasury has transferred all of the preferred stock it purchased under the TARP to third parties. Furthermore, as long as the preferred stock issued to the Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

In addition, our ability to make dividend payments is subject to statutory restrictions and the limitations set forth in the Supervisory Agreements. Also, under Michigan law, we are prohibited from paying dividends on our capital stock if, after giving effect to the dividend, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the preferential rights upon dissolution of stockholders with preferential rights on dissolution which are superior to those receiving the dividend.

USE OF PROCEEDS

The net proceeds to us from the sale of shares of our common stock offered by this prospectus supplement are estimated to be approximately $237,500,000, or approximately $273,125,000 if the underwriters exercise their overallotment option in full, in each case after deducting 5% (estimated) for underwriters’ discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering for general corporate purposes, which may include support for organic and opportunistic growth.

CAPITALIZATION

The following table sets forth our capitalization, per common share book values and regulatory capital ratios:

•	as of December 31, 2009;

•	after giving effect to the issuance of 423,342,162 shares of our common stock in the rights offering that expired on February 8, 2010 for $0.71 per share, which resulted in net proceeds of approximately $300.6 million that were immediately contributed to the Bank; and

•	after giving effect to the rights offering and the use of proceeds therefrom and assuming that 320,512,821 shares of our common stock are sold in this offering (based upon the closing price on March 12, 2010 of $0.78 per share) and that the net proceeds thereof are approximately $237,500,000 after deducting 5% (estimated) for underwriters’ discounts and commissions and our estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, common stock sold will increase to $287,500,000.

The following data should be read in conjunction with “Management’s Discussion and Analysis Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2009, as well as financial information in the other documents incorporated by reference into this prospectus supplement.

	As of December 31, 2009
		As Adjusted for	As Further Adjusted
	Actual	Rights Offering(1)	for this Offering
	(dollar amounts in thousands, except
	per share data and percentages)

Long-term debt
Junior subordinated notes related to trust preferred securities	$298,982	$298,982	$298,982
FHLBI advances	3,900,000	3,900,000	3,900,000
Fixed 7.00% due 2013	1,200	1,200	1,200

Total long-term debt	$4,200,182	$4,200,182	$4,200,182
Stockholders’ Equity
Preferred stock $0.01 par value, liquidation value $1,000 per share, 25,000,000 shares authorized; 266,657 shares issued and outstanding at December 31, 2009 and no shares outstanding at December 31, 2008	$3	$3	$3
Common stock $0.01 par value, 3,000,000,000 shares authorized; 468,770,671 and 83,626,726 shares issued and outstanding at December 31, 2009 and 2008, respectively	4,688	8,921	12,126
Additional paid in capital — preferred	243,778	243,778	243,778
Additional paid in capital — common	443,230	739,570	986,365
Accumulated other comprehensive loss	(48,263)	(48,263)	(48,263)
Retained earnings (accumulated deficit)	(46,712)	(46,712)	(46,712)

Total stockholders’ equity	$596,724	$897,297	$1,134,797

Total long-term debt and stockholders’ equity	$4,796,906	$5,097,479	$5,334,979

Per Common Share
Common book value per share	$0.70	$0.71	$0.72
Tangible common book value per share	$0.70	$0.71	$0.72
Regulatory Capital Ratios
Bank:
Tangible capital ratio	6.19%	8.16%	9.82%
Core Capital Ratio	6.19%	8.16%	9.82%
Total Risk-Based Capital Ratio	11.68%	15.28%	18.12%

(1)	Proceeds of approximately $300.6 million from the issuance of 423,342,162 shares of our common stock in the rights offering were immediately contributed to the Bank.

MARKET PRICE AND DIVIDEND INFORMATION

Our common stock trades on the NYSE under the symbol “FBC.” The following table sets forth the high and low sales prices per share of our common stock as reported on the NYSE and the cash dividends declared per share of our common stock from January 1, 2008 through December 31, 2009 and the first quarter of 2010.

Quarter	High	Low	Dividend

2010:
First Quarter (through March 12, 2010)	$0.82	$0.59	$—
2009:
Fourth Quarter	$1.21	$0.57	—
Third Quarter	$1.16	$0.60	—
Second Quarter	$1.92	$0.68	—
First Quarter	$1.09	$0.53	—
2008:
Fourth Quarter	$3.42	$0.50	—
Third Quarter	$4.90	$2.79	—
Second Quarter	$7.53	$2.78	—
First Quarter	$8.97	$5.40	—

On March 12, 2010, the last reported sale price of our common stock on the NYSE was $0.78 per share, and we had 895,004,151 shares of common stock outstanding. As of March 12, 2010, there were approximately 19,690 holders of record of our common stock.

DIVIDEND POLICY

We have not paid dividends on our common stock since the fourth quarter of 2007. The amount and nature of any dividends declared on our common stock in the future will be determined by our board of directors in their sole discretion. Our board of directors has suspended any future dividend on our common stock until the capital markets normalize and residential real estate shows signs of improvement. Moreover, we are prohibited from increasing dividends on our common stock above $0.05 per share without the consent of the Treasury until the third anniversary of the Treasury’s investment in us or until the Treasury has transferred all of the preferred stock it purchased under the TARP to third parties pursuant to the terms of the TARP. As long as the preferred stock issued to the Treasury is outstanding, dividend payments on our common stock are also prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. In addition, under our Supervisory Agreement, we must obtain the prior approval of the OTS to pay any dividend.

Dividends from the Bank constitute the principal source of income to us. The Bank is subject to various statutory and regulatory restrictions, including restrictions in its Supervisory Agreement, on its ability to pay dividends to us, which determines our ability to pay dividends to our stockholders.

Payments of the distributions on the trust preferred securities issued by subsidiary trusts, which are wholly owned Delaware statutory trusts, are fully and unconditionally guaranteed by us. The junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock. As a result, we must make required payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligations under the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters, provided that the deferral period does not extend beyond the stated maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we may not pay cash dividends to the holders of shares of our common stock or our preferred stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through Sandler O’Neill & Partners, L.P., as the representative of the underwriters. We will enter into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters. Subject to terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriters’ discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods, Inc.
Total

The underwriting agreement provides that the obligation of the underwriters to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriters are not obligated to take or pay for shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to           additional shares of common stock at the public offering price less the underwriters’ discounts and commissions set forth under “— Commissions and Expenses” and on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell these additional shares of common stock to the underwriters.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price, less a concession not in excess of $      per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $      per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Total Without	Total With
	Per Share	Over-Allotment	Over-Allotment

Price to Public	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $450,000 and are payable by us.

Indemnity

We and the Bank have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our directors and executive officers, have agreed for a period of 120 days after the date of this prospectus supplement, subject to certain exceptions, to not sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase shares of common stock or any other of our securities that are substantially similar to our common stock without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 120-day restricted period described above will be automatically extended if (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 120-day restricted period and ends on the last day of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occur; or (2) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriters at any time.

Passive Market Making

In connection with this offering, the underwriters have informed us that they and selected dealers, if any, who are qualified market makers on the NYSE, may engage in passive market making transactions in our common stock on the NYSE in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may discontinue passive market making activities at any time.

Relationships with the Underwriters

From time to time, the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services. From time to time, the underwriters have provided, and may continue to provide, investment banking services to MP Thrift and its affiliates in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

Exchange

Our common stock is listed on the NYSE under the trading symbol “FBC.”

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding us that we file electronically with the SEC. You may also access our SEC filings free of charge on our website at www.flagstar.com.

We have filed with the SEC a registration statement on Form S-3 (Registration File No. 333-162823) covering the shares of common stock offered by this prospectus supplement. You should be aware that this prospectus supplement does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules. You may inspect and obtain a copy of the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this prospectus supplement concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

You can inspect our reports, proxy statements and other information that we file at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

We are “incorporating by reference” into this prospectus supplement specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offerings of all of the securities covered by this prospectus supplement has been completed (other than information furnished under Items 2.02 or 7.01 of any Form 8-K or Rule 406T of Regulation S-T, which is not deemed filed under the Exchange Act). This prospectus supplement and the accompanying prospectus are part of a registration statement filed with the SEC.

We are “incorporating by reference” into this prospectus supplement the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 15, 2010,

•	Our Current Reports on Form 8-K filed with the SEC on January 12, 2010, January 28, 2010 and February 9, 2010, and

•	The description of our capital stock contained in our Registration Statement on Form 8-A dated and filed with the SEC on June 28, 2001, including any amendments or reports filed with the SEC for the purpose of updating such description.

Some of the agreements incorporated by reference into this prospectus supplement under the Exchange Act contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement and the accompany prospectus are delivered, a copy of any of the documents referred to above by written or oral request to:

Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098
Attention: Paul D. Borja, CFO
Telephone: (248) 312-2000

We maintain a web site at www.flagstar.com. The information on our website is not considered a part of, or incorporated by reference in, this prospectus supplement, the accompanying prospectus, or any other document we file with or furnish to the SEC.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed upon for us by Kutak Rock LLP, Washington, DC. Various legal matters relating to this offering are being passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, have been audited by Baker Tilly Virchow Krause, LLP (f/k/a Virchow, Krause & Company, LLP), independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Prospectus

Preferred Stock

Common Stock

Warrants

Stock Purchase Contracts

Units

Rights

By this prospectus, we may offer to sell, from time to time, our preferred stock, common stock, warrants, stock purchase contracts, units and rights in an amount that, in the aggregate, will not exceed $2,000,000,000. Any preferred stock offered hereby may be convertible into, or exercisable or exchangeable for, our common stock or preferred stock. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “FBC.”

This prospectus describes some of the general terms that may apply to these securities. This prospectus may not be used to sell any offered securities unless it is accompanied by a prospectus supplement that describes the specific terms of any securities to be offered and the offering. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

Investing in our securities involves a high degree of risk. Before buying our securities, you should refer to the risk factors included on page 2, in our periodic reports, in prospectus supplements relating to specific offerings and in other information that we file with the Securities and Exchange Commission.

The securities being offered are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 30, 2009.

ABOUT THIS PROSPECTUS

We filed the registration statement using a “shelf” registration process. Under this process, we may, from time to time, offer any combination of the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. The price to be paid for the offered securities described in this prospectus will be determined at the time of the sale. Each time that we offer our securities, we will provide a supplement to this prospectus detailing specific information about each proposed sale. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement you should rely on the information in that prospectus supplement.

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (“SEC”). This prospectus is only a part of that registration statement, and does contain all of the information that is included in the registration statement, several sections of which are not included at all in this prospectus. The statements contained in this prospectus and any applicable prospectus supplement, including statements as to the contents of any contract or other document, are not necessarily complete. You should refer to the registration statement and to an actual copy of the contract or document filed as an exhibit to the registration statement for more complete information. The registration statement may be obtained from the SEC through one of the methods described in “WHERE YOU CAN FIND ADDITIONAL INFORMATION.”

You should only rely on the information contained in this prospectus and any applicable prospectus supplement. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any applicable prospectus supplement is accurate as of the date on the front cover of the document and that any information incorporated by reference is accurate as of the date of the document incorporated by reference. Our business, financial condition, results of operations, and prospects may have changed since that date.

In this prospectus, unless the context requires otherwise or unless as otherwise expressly stated, references to “we,” “our,” “us,” “the Company,” and “Flagstar” refer collectively to Flagstar Bancorp, Inc. and its subsidiaries.

RISK FACTORS

Investing in the offered securities described in this prospectus involves risk. You should carefully consider the risks discussed herein, as well as the risks discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in any other documents incorporated by reference in this prospectus, including without limitation any updated risk factors included in our subsequently filed quarterly reports on Form 10-Q and subsequently filed annual reports on Form 10-K, and any amendments to any of these documents. In addition, you should carefully consider all of the other information included in or incorporated by reference into this prospectus and any applicable prospectus supplement, including our financial statements and related notes, in evaluating an investment in our securities. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. The applicable prospectus supplement may contain a discussion of additional risks applicable to an investment in us and the particular type of security we are offering under that prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In many but not all cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “projection,” “should,” “will” and “would” or the negative of these terms or other similar expressions. These forward-looking statements include statements regarding our assumptions, beliefs, expectations or intentions about the future, and are based on information available to us at this time. These statements are not statements of historical fact. We assume no obligation to update any of these statements and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Forward-looking statements are estimates and projections reflecting our judgment and involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements.

Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations or projections contained in the forward-looking statements are: (1) our business has been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally; (2) general business, economic and political conditions may significantly affect our earnings; (3) we depend on our institutional counterparties to provide services that are critical to our business. If one or more of our institutional counterparties defaults on its obligations to us or becomes insolvent, it could have a material adverse effect on our earnings, liquidity, capital position and financial condition; (4) defaults by another larger financial institution could adversely affect financial markets generally; (5) if we cannot effectively manage the impact of the volatility of interest rates our earnings could be adversely affected; (6) the value of our mortgage servicing rights could decline with reduction in interest rates; (7) certain hedging strategies that we use to manage our investment in mortgage servicing rights may be ineffective to offset any adverse changes in the fair value of these assets due to changes in interest rates; (8) we use estimates in determining the fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; (9) changes in the fair value or ratings downgrades of our securities may reduce our stockholders’ equity, net earnings, or regulatory capital ratios; (10) current and further deterioration in the housing and commercial real estate markets may lead to increased loss severities and further increases in delinquencies and non-performing assets in our loan portfolios. Additionally, the performance of our standby and commercial letters of credit may be adversely affected as well. Consequently, our allowance for loan losses and guarantee liability may not be adequate to cover actual losses, and we may be required to materially increase our reserves; (11) our secondary market reserve for losses could be insufficient; (12) our home lending profitability could be significantly reduced if we are not able to resell mortgages; (13) our commercial real estate and commercial business loan portfolios carry heightened credit risk; (14) our ability to borrow funds, maintain or increase deposits or raise capital could be limited, which could adversely affect our liquidity and earnings; (15) we may be required to raise capital at terms that are materially adverse to our stockholders; (16) our holding company is dependent on the Bank for funding of obligations and dividends; (17) future dividend payments and common stock repurchases are restricted by the terms of the Treasury’s equity investment in us; (18) we may not be able to replace key members of senior management or attract and retain qualified relationship managers in the future; (19) the network and computer systems on which we depend could fail or experience a security breach; (20) our business is highly regulated; (21) our business has volatile earnings because it operates based on a multi-year cycle; (22) our loans are geographically concentrated in only a few states; (23) we are subject to heightened regulatory scrutiny with respect to bank secrecy and anti-money laundering statutes and regulations; (24) we are subject to increased costs resulting from government changes in loan servicing requirements; and (25) we are a controlled company that is exempt from certain NYSE corporate governance requirements.

We believe these forward-looking statements are reasonable; however, these statements are based on current expectations. Forward-looking statements speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

In light of these risks, uncertainties and assumptions, the forward-looking statements and events discussed in or incorporated by reference into this prospectus and any applicable prospectus supplement might not be achieved or occur as planned. We urge you to review and consider the factors described above, and those described under the heading “RISK FACTORS,” as well as those included in our reports and filings with the SEC, for information about risks and uncertainties that may affect our future results. All forward-looking statements we make after the date of this prospectus or any applicable prospectus supplement are also qualified by this cautionary statement and identified risks.

THE COMPANY

We are a Michigan-based savings and loan holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, Flagstar Bank, FSB (the “Bank”), a federally chartered stock savings bank. At September 30, 2009, our total assets were $14.8 billion, making us one of the largest publicly-held savings banks headquartered in the Midwest and one of the 15 largest savings banks in the United States. Our principal executive offices are located at 5151 Corporate Drive, Troy, Michigan 48098, and our telephone number is (248) 312-2000. We are a controlled company because MP Thrift Investments L.P. (“MP Thrift”), an entity formed by MP Thrift Global Partners III LLC, an affiliate of MatlinPatterson Global Advisors LLC, owns approximately 80% of our voting stock. Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “FBC.” Our website is www.flagstar.com, but the website is not incorporated by reference into or otherwise a part of this prospectus and you should not rely on it in deciding whether to invest in our securities.

The Bank is a member of the Federal Home Loan Bank of Indianapolis (“FHLB”) and is subject to regulation, examination and supervision by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund (“DIF”).

Our business is comprised of two operating segments — banking and home lending. Our banking operation offers a line of consumer and commercial financial products and services to consumers and to small and middle market businesses through a network of banking centers (i.e., our bank branches) in Michigan, Indiana, and Georgia. Our home lending operation originates, acquires, sells and services mortgage loans on one-to-four family residences in the United States. Each operating segment supports and complements the operation of the other, with funding for the home lending operation primarily provided by deposits and borrowings obtained through the banking operation. At September 30, 2009, we operated 176 banking centers (of which 40 are located in retail stores such as Wal-Mart) located in Michigan, Indiana and Georgia. We also operated 42 home loan centers located in 18 states.

Our earnings include net interest income from our retail banking activities and non-interest income from sales of residential mortgage loans to the secondary market, the servicing of loans for others, the sale of servicing rights related to mortgage loans serviced and fee-based services provided to our customers. Approximately 99% of our total loan production during 2008 and the first three quarters of 2009 represented mortgage loans and home equity lines of credit that were collateralized by first or second mortgages on single-family residences.

DESCRIPTION OF SECURITIES WE MAY OFFER

The following is a brief description of the general terms and provisions of the securities that we may offer pursuant to this prospectus and a prospectus supplement. The terms of the securities offered will be described in a prospectus supplement. We also refer you to the more detailed provisions of, and the following description is qualified in its entirety by reference to, our amended and restated articles of incorporation, as amended, our bylaws, as amended, and the applicable agreements pursuant to which securities may be issued and the forms of those securities, which are incorporated by reference in this registration statement.

DESCRIPTION OF PREFERRED STOCK

Our authorized capital stock consists of 3,025,000,000 shares, including 25,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, there were 266,657 shares of our preferred stock outstanding. The following is a description of the general terms that will apply to preferred stock that we may offer by this prospectus in the future. When we issue a particular series, we will describe the specific terms of the series of preferred stock in a prospectus supplement. The description of provisions of our preferred stock included in any prospectus supplement may not be complete and is qualified in its entirety by reference to the description in our amended and restated articles of incorporation, as amended, and our certificate of designation, which will describe the terms of the offered preferred stock and be filed with the SEC at the time of sale of that preferred stock. At that time, you should read our amended and restated articles of incorporation, as amended, and any certificate of designation relating to each particular series of preferred stock for provisions that may be important to you.

Our board of directors is authorized to adopt board resolutions from time to time to provide for the issuance of shares of preferred stock in one or more series and to fix and state the powers, designations preferences and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof, including, but not limited to, determination of any of the following:

•	the designation for a series of preferred stock;

•	the number of shares included in the series of preferred stock;

•	the dividend rates, amounts and other rights relating to the dividends;

•	the voting rights;

•	the redemption provisions;

•	the relative ranking, preferences and rights upon liquidation, dissolution or winding up of us;

•	the terms of any sinking fund or retirement;

•	the terms of conversion or exchange;

•	the subscription or purchase price and form of consideration;

•	whether redeemed or converted shares shall have the status of authorized but unissued shares and whether such shares may be reissued as shares of the same or any other series of preferred stock; and

•	any other designations, preferences, limitations or rights that are now or hereafter permitted by applicable law and are not inconsistent with our amended and restated articles of incorporation, as amended.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 3,025,000,000 shares, including 3,000,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. As of December 24, 2009, there were 468,770,671 shares of our common stock issued and outstanding.

Our common stock trades on the New York Stock Exchange under the trading symbol “FBC.” Our transfer agent is Registrar and Transfer Company, Cranford, New Jersey.

Each share of our common stock is entitled to one vote on each matter submitted to a vote of the stockholders and is equal to each other share of our common stock with respect to voting, liquidation and dividend rights. Holders of our common stock have no conversion rights, and are not entitled to any preemptive or subscription rights. Holders of our common stock are not permitted to take any action by written consent. Our common stock is not subject to redemption or any further calls or assessments. Our common stock does not have cumulative voting rights in the election of directors. In addition to the board of directors, the shareholders may also adopt, repeal, alter, amend or rescind our bylaws.

Dividend Policies

Holders of our common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available therefor and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred stockholders. We have declared dividends on our common stock on a quarterly basis in the past. However, in February 2008, our board of directors suspended the payment of dividends on our common stock. In addition, we currently are contractually restricted in the payment of dividends on our common stock. The amount of and nature of any dividends declared on our common stock in the future will be determined by our board of directors in their sole discretion and will be subject to contractual restrictions.

Liquidation Rights

In the event we liquidate, dissolve or wind up, each holder of our common stock would be entitled to receive a pro rata portion of all assets, after we pay or provide for payment of all our debts and liabilities. In addition, the holders of our preferred stock have a priority over the holders of our common stock in the distribution of our assets when we liquidate or dissolve.

Nomination of Directors and Shareholder Proposals

In addition to our board of directors, shareholders may nominate candidates for election to our board of directors. However, a shareholder must follow the advance notice procedures described in our amended and restated articles of incorporation, as amended. Under our amended and restated articles of incorporation, as amended, shareholders must provide written notice of nominations for new directors or proposals for new business to our Secretary not fewer than 30 days nor more than 60 days prior to the date of a meeting. If we provide less than 40 days notice of a meeting, this prior notice of the nomination to the board of directors may be given to the Secretary up to 10 days following the day on which notice of the meeting is mailed to shareholders, even if that date is less than 30 days prior to the meeting. The information that must be included in the notice must comply with the requirements set forth in the amended and restated articles of incorporation, as amended. Shareholders may propose additional matters for action at meetings by following similar procedures.

Issuance of Additional Shares

In the future, the authorized but unissued and unreserved shares of common stock will be available for general corporate purposes. The purposes may include, but are not limited to, possible issuance as stock dividends, in connection with mergers or acquisitions, under a cash dividend reinvestment or stock purchase plan, in a public or private offering, or pursuant to future employee benefit plans. Subject to the rules and regulations of the New York Stock Exchange, generally, no stockholder approval would be required for the issuance of these additional shares, although certain transactions or employee benefit plans may otherwise be required to be approved by our shareholders.

Restrictions on Acquisition of Common Stock and Anti-Takeover Provisions

Change in Bank Control Act and Savings Institution Holding Company and Provisions of Home Owners’ Loan Act

Federal laws and regulations contain a number of provisions which restrict the acquisition of insured institutions, such as our wholly owned subsidiary, Flagstar Bank, and us, a savings institution holding company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings institution unless the OTS has been given 60 days prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the Home Owners Loan Act provide that no company may acquire control of a savings institution holding company without the prior approval of the OTS.

Pursuant to applicable regulations, control of a savings institution or its holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings institution or its holding company or the ability to control the election of a majority of the directors of either entity. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings institution or its holding company, where one or more enumerated “control factors” are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

Michigan Anti-Takeover Statutes

Michigan has enacted several statutes which impose restrictions on our acquisition. Chapter 7A of the Michigan Business Corporation Act (“MBCA”) is applicable to us. Subject to certain exceptions, Chapter 7A provides that a corporation shall not engage in any business combination with any “interested stockholder” (as defined below) unless an advisory statement is given by the board of directors and the combination is approved by a vote of at least 90% of the votes of each class of stock entitled to vote and at least two-thirds of the votes of each class of stock entitled to vote other than the voting shares owned by the interested stockholder. However, these statutory requirements do not apply if, prior to the date that an interested stockholder first becomes an interested stockholder, the board of directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MBCA. Furthermore, the voting requirement does not apply to a business combination if: (a) specified fair price criteria are met, as described below; (b) the consideration to be given to the stockholders is in cash or in the form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; (3) the interested stockholder does not receive any financial assistance or tax advantage from the corporation other than proportionally as a stockholder; (4) the interested stockholder does not become the beneficial owner of any additional shares of the corporation; and (5) at least five years have elapsed. An “interested stockholder” is generally defined to mean any person that: (a) is the owner of 10% or more of the outstanding voting stock of such corporation, or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date.

Chapter 7A’s fair price criteria include the following: (a) the aggregate amount of the cash and market value of the noncash consideration to be received by the holders of common stock is at least as much as the higher of (1) the highest price the interested stockholder paid for stock of the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, and (2) the market value of stock of the same class or series on the announcement date or on the determination date; and (b) the aggregate amount of the cash and market value of the noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for the same class or series within the two-year period immediately prior to the announcement date of the combination proposal, (2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation, dissolution, or winding up of the corporation, and (3) the market value of stock of the same class or series on the announcement date or on the determination date.

Under certain circumstances, Chapter 7A may make it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a five-year period, although the stockholders may elect that we not be governed by this section, upon the affirmative vote of 90% of the outstanding voting shares and two-thirds of the shares not owned by the interested stockholder. Our stockholders have taken no action to exclude us from restrictions imposed under Chapter 7A of the MBCA and our amended and restated articles of incorporation, as amended, include these provisions by reference. It is anticipated that the provisions of Chapter 7A may encourage companies interested in acquiring us to negotiate in advance with the board of directors.

Certain Anti-Takeover Provisions in our Amended and Restated Articles of Incorporation

The following discussion is a general summary of certain provisions of our amended and restated articles of incorporation and bylaws, each as amended, which may be deemed to have an “anti-takeover” effect. The description of these provisions is necessarily general and reference should be made in each case to our amended and restated articles of incorporation and bylaws, each as amended, which are incorporated herein by reference.

In addition to discouraging a takeover attempt which a majority of our stockholders might determine to be in their best interest or in which our stockholders might receive a premium over the current market prices for their shares, the effect of these provisions may render the removal of management more difficult. It is thus possible that incumbent officers and directors might be able to retain their positions (at least until their term of office expires) even though a majority of the stockholders desire a change.

Availability of Preferred Stock

Our amended and restated articles of incorporation, as amended, authorize the issuance of up to 25,000,000 shares of preferred stock, which may be issued with rights and preferences that could impede an acquisition. This preferred stock, some of which we have yet to issue, together with authorized but unissued shares of common stock, could also represent additional capital stock required to be purchased by an acquirer. See “— Description of Preferred Stock.”

Advance Notice Requirement for Nominations

Our amended and restated articles of incorporation, as amended, provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to our Secretary not fewer than 30 or more than 60 days in advance of the meeting. Management believes that it is in our and our stockholders’ best interests to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best general interest of stockholders.

Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Size of Board of Directors; Filling of Vacancies

Our amended and restated articles of incorporation, as amended, provide that the number of our directors (exclusive of directors, if any, to be elected by the holders of any to-be-issued shares of preferred stock) should not be fewer than seven or more than 15 as shall be provided from time to time in accordance with our bylaws, as amended.

Additionally, the power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in our board of directors. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of us through an increase in the number of our directors and election of his, her or its, nominees to fill the newly created vacancies.

Amendment of Bylaws

Our amended and restated articles of incorporation, as amended, provide that our bylaws may be amended by the affirmative vote of either a majority of our board of directors or the holders of at least a majority of the outstanding shares of our stock entitled to vote generally in the election of directors (the same shareholder voting requirement as specified in the MBCA). Our bylaws, as amended, contain numerous provisions concerning its governance, such as fixing the number of directors and determining the number of directors constituting a quorum.

By reducing the ability of a potential corporate raider to make changes in our bylaws and to reduce the authority of our board of directors or impede its ability to manage the company, this provision of our amended and restated articles of incorporation, as amended, could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

Benefit Plans

In addition to the provisions of our amended and restated articles of incorporation and bylaws, each as amended, described above, certain of our and the Bank’s benefit plans contain provisions that also may discourage hostile takeover attempts which our board of directors and the Bank might conclude are not in our, our Bank’s or our stockholders’ best interests.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase preferred stock or common stock. We may offer warrants separately or together with one or more additional warrants, preferred stock, or common stock, or any combination of those securities in the form of units, as described in the applicable prospectus supplement. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants’ expiration date. The forms of each of the warrants will be filed as exhibits to the registration statement or incorporated by reference as exhibits to the registration statement from a current or periodic report that we file with the SEC.

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

•	any applicable material United States federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	the designation and terms of the preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the debt securities;

•	preferred stock, depositary shares or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and the related debt securities, preferred stock, depositary shares or common stock will be separately transferable;

•	the number of shares of preferred stock, the number of depositary shares or the number of shares of common stock purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the antidilution provisions of the warrants, if any;

•	any redemption or call provisions;

•	whether the warrants are to be sold separately or with other securities as parts of units; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

The stock purchase contracts will represent contracts obligating holders to purchase from, or sell to, us, and obligating us to purchase from, or sell to, the holders, a specified or variable number of shares of our capital stock at a future date or dates. The price per share of capital stock may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula contained in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares to be delivered pursuant to such stock purchase contract upon the occurrence of certain events. We may issue the stock purchase contracts in such amounts and in as many distinct series as we wish. The forms of each of the stock purchase contracts will be filed as exhibits to the registration statement or incorporated by reference as exhibits to the registration statement from a current or periodic report that we file with the SEC.

The stock purchase contracts may be entered into separately or as a part of units consisting of a stock purchase contract and a beneficial interest in senior debt securities, subordinated debt securities, preferred stock, debt obligations of third parties, including U.S. Treasury securities, other stock purchase contracts or shares of our capital stock securing the holders’ obligations under the stock purchase contracts to purchase or to sell the shares of our capital stock. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase contracts, or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement may contain, where applicable, the following information about the stock purchase contracts issued under it:

•	whether the stock purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock or preferred stock, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the stock purchase contracts are to be prepaid or not;

•	whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock or depositary shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the stock purchase contracts; and

•	whether the stock purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more of the other securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date. The forms of each of the units will be filed as exhibits to the registration statement or incorporated by reference as exhibits to the registration statement from a current or periodic report that we file with the SEC.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities composing the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

DESCRIPTION OF RIGHTS

We may distribute rights, which may or not be transferable, to the holders of our common stock as of a record date set by our board of directors, at no cost to such holders. Each holder will be given the right to purchase a specified number of whole shares of our common stock for every common share that the holder thereof owned on such record date, as set forth in the applicable prospectus supplement. No fractional rights or rights to purchase fractional shares will be distributed in any rights offering. The rights will be evidenced by rights certificates, which may be in definitive or book-entry form. Each right will entitle the holder to purchase common stock at a rate and price per share to be established by our board of directors, as set forth in the applicable prospectus supplement. If holders of rights wish to exercise their rights, they must do so before the expiration date of the rights offering, as set forth in the applicable prospectus supplement. Upon the Expiration Date (as defined below), the rights will expire and will no longer be exercisable, unless, in our sole discretion prior to the Expiration Date, we extend the rights offering. Although we may issue rights, in our sole discretion, we have no obligation to do so. The forms of the rights agreements, if any, will be filed as exhibits to the registration statement or incorporated by reference as exhibits to the registration statement from a current or periodic report that we file with the SEC.

Exercise Price

Our board of directors will determine the exercise price or prices for the rights based upon a number of factors, including, without limitation, our business prospects; our capital requirements; the price or prices at which an underwriter or standby purchasers may be willing to purchase shares that remain unsold in the rights offering; and general conditions in the securities markets, especially for securities of financial institutions.

The subscription price may or may not reflect the actual or long-term fair value of the common stock offered in the rights offering. We provide no assurances as to the market values or liquidity of any rights issued, or as to whether or not the market prices of the common stock subject to the rights will be more or less than the rights’ exercise price during the term of the rights or after the rights expire.

Exercising Rights; Fees and Expenses

The manner of exercising rights will be set forth in the applicable prospectus supplement. Any subscription agent or escrow agent will be set forth in the applicable prospectus supplement. We will pay all fees charged by any subscription agent and escrow agent in connection with the distribution and exercise of rights. Rights holders will be responsible for paying all other commissions, fees, taxes or other expenses incurred in connection with their transfer of rights that are transferable. Neither we nor the subscription agent will pay such expenses.

Expiration of Rights

The applicable prospectus supplement will set forth the expiration date and time (“Expiration Date”) for exercising rights. If holders of rights do not exercise their rights prior to such time, their rights will expire and will no longer be exercisable and will have no value.

We will extend the Expiration Date as required by applicable law and may, in our sole discretion, extend the Expiration Date. If we elect to extend the Expiration Date, we will issue a press release announcing such extension prior to the scheduled Expiration Date.

Withdrawal and Termination

We may withdraw the rights offering at any time prior to the Expiration Date for any reason. We may terminate the rights offering, in whole or in part, at any time before completion of the rights offering if there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected rights will expire without value, and all subscription payments received by the subscription agent will be returned promptly without interest.

Rights of Subscribers

Holders of rights will have no rights as stockholders with respect to the common stock for which the rights may be exercised until they have exercised their rights by payment in full of the exercise price and in the manner provided in the prospectus supplement, and such common stock has been issued to such persons. Holders of rights will have no right to revoke their subscriptions or receive their monies back after they have completed and delivered the materials required to exercise their rights and have paid the exercise price to the subscription agent. All exercises of rights are final and cannot be revoked by the holder of rights.

Regulatory Limitations

We will not be required to issue any person or group of persons our common stock pursuant to the rights offering if, in our sole opinion, such person would be required to give prior notice to or obtain prior approval from, any state or federal governmental authority to own or control such shares if, at the time the rights offering is scheduled to expire, such person has not obtained such clearance or approval in form and substance reasonably satisfactory to us.

Standby Agreements

We may enter into one or more separate agreements with one or more standby underwriters or other persons to purchase, for their own account or on our behalf, any common stock of ours not subscribed for in the rights offering. The terms of any such agreements will be described in the applicable prospectus supplement.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratios of consolidated earnings to fixed charges and preference dividends for the periods indicated:

	Nine-Months
	Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	(1)	(1)	(1)	1.46	1.59	2.28
Including interest on deposits	(1)	(1)	(1)	1.20	1.27	1.65

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $423.4 million and $58.8 million for the years ended December 31, 2008 and 2007, respectively, and $374.7 million for the nine month period ended September 30, 2009.

We did not pay preferred stock dividends during the calendar years shown and no shares of our Treasury preferred stock, or any other class of preferred stock, were paid dividends during the calendar years shown; however, dividends were accrued on our Treasury preferred stock during the nine month period ended September 30, 2009 in the amount of $1.7 million. Payments of $7.2 million were made through August 15, 2009, which covered January 30, 2009 through August 14, 2009.

For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges. “Fixed charges” consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the nine months ended September 30, 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2009. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.

PLAN OF DISTRIBUTION

The terms of any offering of the securities described in this prospectus will be set forth in the applicable prospectus supplement. We may, from time to time, use this prospectus and the applicable prospectus supplement to sell all or a portion of our securities offered by this prospectus. These sales and transfers of our common stock may be effected from time to time in one or more transactions through the NYSE, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. We may sell the securities offered in this prospectus:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters;

•	directly to our stockholders; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities being offered by this prospectus as a dividend or distribution. We may effect the distribution of the securities offered in this prospectus from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the securities in the prospectus supplement.

We may sell securities through a rights offering, forward contracts or similar arrangements.

We may offer rights to our existing shareholders to purchase additional common shares of ours. For any particular subscription rights, the applicable prospectus supplement will describe the terms of such rights, including the period during which such rights may be exercised, the manner of exercising such rights, the transferability of such rights and the number of common shares that may be purchased in connection with each right and the subscription price for the purchase of such common shares. In connection with a rights offering, we may enter into a separate agreement with one or more underwriters or standby purchasers to purchase any of our common shares not subscribed for in the rights offering by existing shareholders, which will be described in the applicable prospectus supplement.

We may directly solicit offers to purchase the securities offered in this prospectus. Agents that we designate from time to time may also solicit offers to purchase the securities offered in this prospectus. The applicable prospectus supplement will set forth the name of any agent that we designate, that is involved in the offer or sale of the securities offered in this prospectus and who may be deemed to be an “underwriter” as that term is defined in the Securities Act, and any commissions payable by us to an agent named in the prospectus supplement will also be disclosed in that prospectus supplement.

If we utilize a dealer in selling the securities offered in this prospectus, we will sell those securities to the dealer, as principal. The dealer, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell those offered securities to the public at varying prices to be determined by that dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

If we utilize an underwriter or underwriters in the offer and sale of the securities described in this prospectus, we will name each underwriter that is to be utilized in the applicable prospectus supplement, which will be used by each underwriter to make resales of the securities offered in this prospectus. In connection with the sale of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Also, underwriters may receive warrants as additional underwriting compensation.

Underwriters may also sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement, as well as any warrants received by them as additional underwriting compensation. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

If so indicated in the prospectus supplement, we will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

Our common stock is traded on the NYSE under the symbol “FBC.” Our preferred stock is not listed on an exchange, and, if applicable, the applicable prospectus supplement will set forth whether or not we intend to list our preferred stock on an exchange.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in compliance with the Exchange Act, we file periodic reports and other information with the SEC. Our commission file number is 001-16577. These reports and the other information we file with the SEC can be read and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC’s telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed by us electronically with the SEC and are available at the SEC’s website, www.sec.gov.

Our filings are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We maintain a website at www.flagstar.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our securities.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus some of the information we file with them. This means that we can disclose important business, risks, financial and other information in our

SEC filings by referring you to the filed documents containing this information. All information incorporated by reference is part of this prospectus, unless that information is updated and superseded by the information contained in this prospectus or by any information filed subsequently that is incorporated by reference. Any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this prospectus. We incorporate by reference the documents listed below, as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (SEC file number 001-16577) after the date of this registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the time that all of the securities offered by this prospectus are sold (other than information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K or Rule 406T of Regulation S-T, which is not deemed filed under the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 7, 2009;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the SEC on August 5, 2009;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, filed with the SEC on November 9, 2009;

•	Our definitive Proxy Statement dated and filed with the SEC on April 27, 2009, in connection with our Annual Meeting of Stockholders held on May 26, 2009;

•	Our definitive Proxy Statement dated and filed with the SEC on November 17, 2009, in connection with our Special Meeting of Stockholders held on December 4, 2009;

•	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2008 (other than any document or portion thereof deemed to be “furnished” and not “filed” in accordance with the rules and regulations of the SEC);

•	The description of our capital stock contained in our Registration Statement on Form 8-A dated and filed with the SEC on June 28, 2001, including any amendments or reports filed with the SEC for the purpose of updating such description; and

•	All other documents and reports we file after the date of this prospectus supplement and prior to completion of all offerings of the particular securities covered by this prospectus supplement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (with the exception of information that is deemed “furnished” rather than “filed,” which information shall not be deemed incorporated by reference herein).

In no event, however, will any of the information that we “furnish” to the SEC in any Current Report on Form 8-K or any Definitive Proxy Statement indicated above or from time to time be incorporated by reference into, or otherwise included in, this prospectus unless we expressly state otherwise in such documents.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to our securities registered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules that we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or at the SEC’s website, www.sec.gov.

You may obtain a copy of these filings at no cost by writing to us at Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098, Attention: Paul D. Borja, CFO, or by oral request to Mr. Borja at

(248) 312-2000. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in our securities offered by this prospectus.

EXPERTS

The consolidated financial statements of the Company and its subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 incorporated herein by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, have been audited by Baker Tilly Virchow Krause, LLP (f/k/a Virchow, Krause & Company, LLP), independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by the law firm of Kutak Rock LLP, Washington, DC.

$250,000,000

Common Stock

PROSPECTUS SUPPLEMENT

          , 2010